FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Consolidated Financial Results for the Six-Month Period Ended September 30, 2009

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 4, 2009

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2009

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President Chief Financial Officer

Consolidated Financial Results for the Six-Month Period Ended September 30, 2009

[Based on accounting principles generally accepted in the United States of America (“U.S. GAAP”)]

Tokyo, November 4, 2009 – Mitsui & Co., Ltd. announced its consolidated financial results for the six-month period ended September 30, 2009.

Mitsui & Co., Ltd. and subsidiaries

(Web Site : http://www.mitsui.co.jp)

President and Chief Executive Officer : Masami Iijima

Investor Relations Contacts : Katsurao Yoshimori, General Manager, Investor Relations Division     TEL 81-3-3285-7533

1. Consolidated financial results (Unreviewed)

(1) Consolidated operating results information for the three-month period ended September 30, 2009

  (from July 1, 2009 to September 30, 2009)

(Millions of yen)

	Three-month period ended September 30,
	2009	%		2008	%
Revenues	1,026,767	Δ	43.2	1,806,754	28.8
Income before Income Taxes and Equity in Earnings	19,037	Δ	89.7	184,929	117.4
Net income attributable to Mitsui & Co., Ltd.	15,513	Δ	88.7	137,464	93.9

(2) Consolidated operating results information for the six-month period ended September 30, 2009

  (from April 1, 2009 to September 30, 2009)

(Millions of yen)

	Six-month period ended September 30,
	2009	%		2008	%
Revenues	2,006,967	Δ	39.8	3,332,625		21.7
Income before Income Taxes and Equity in Earnings	55,780	Δ	82.0	310,188		39.0
Net income attributable to Mitsui & Co., Ltd.	72,835	Δ	69.7	240,548	Δ	4.5
Net income attributable to Mitsui & Co., Ltd. per share, basic	39.98			132.24
Net income attributable to Mitsui & Co., Ltd. per share, diluted	39.91			131.79

Notes:

1. Percentage figures for Revenues, Income before Income Taxes and Equity in Earnings, and Net income attributable to Mitsui & Co., Ltd. represent changes from the previous year.

2. Net income changes to Net income attributable to Mitsui & Co., Ltd. due to the adoption of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810-10-65, “Transition Related to FASB Statement No.160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No.51”, which was formerly Statement of Financial Accounting Standards (“SFAS”) No.160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No.51”. Please refer to Page 38, “3. Other” for the details.

(3) Consolidated financial position information

		September 30, 2009	March 31, 2009
Total assets	Millions of yen	8,294,974	8,364,243
Mitsui & Co., Ltd. shareholders’ equity	Millions of yen	2,076,139	1,881,663
Mitsui & Co., Ltd. shareholders’ equity ratio	%	25.0	22.5
Mitsui & Co., Ltd. shareholders’ equity per share	Yen	1,137.71	1,033.22

2. Dividend information

		Year ended March 31,		Year ending March 31, 2010 (Forecast)
		2010	2009
Interim dividend per share	Yen	7	25
Year-end dividend per share	Yen		0	7
Annual dividend per share	Yen		25	14

3. Forecast of consolidated operating results for the year ending March 31, 2010 (from April 1, 2009 to March 31, 2010)

		Year ending March 31, 2010
Net income attributable to Mitsui & Co., Ltd.	Millions of yen	120,000
Net income attributable to Mitsui & Co., Ltd. per share, basic	Yen	65.89

Note:

We maintain our forecast net income attributable to Mitsui & Co., Ltd. for the year ending March 31, 2010 of ¥120.0 billion announced together with the results of fiscal year ended March 2009.

4. Others

(1) Increase/decrease of important subsidiaries during the period : None

(2) Number of shares :

	September 30, 2009	March 31, 2009
Number of shares of common stock issued, including treasury stock	1,829,153,527	1,824,928,240
Number of shares of treasury stock	4,320,375	3,770,220

	Six-month period ended September 30, 2009	Six-month period ended September 30, 2008
Average number of shares of common stock outstanding	1,821,650,377	1,819,012,206

A Cautionary Note on Forward-Looking Statements:

This report contains statements (including figures) regarding Mitsui & Co., Ltd. (“Mitsui”)’s corporate strategies, objectives, and views of future developments that are forward-looking in nature and are not simply reiterations of historical facts. These statements are presented to inform stakeholders of the views of Mitsui’s management but should not be relied on solely in making investment and other decisions. You should be aware that a number of important risk factors could lead to outcomes that differ materially from those presented in such forward-looking statements. These include, but are not limited to, (i) changes in economic conditions that may lead to unforeseen developments in markets for products handled by Mitsui, (ii) fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions, (iii) adverse political developments that may create unavoidable delays or postponement of transactions and projects, (iv) changes in laws, regulations, or policies in any of the countries where Mitsui conducts its operations that may affect Mitsui’s ability to fulfill its commitments, and (v) significant changes in the competitive environment. In the course of its operations, Mitsui adopts measures to control these and other types of risks, but this does not constitute a guarantee that such measures will be effective.

I. Highlights of Consolidated Financial Results for the Six-Month Period Ended September 30, 2009

The consolidated financial statements for the three-month period and six-month period ended September 30, 2009 and the corresponding three-month period and six-month period of the previous year have not been reviewed by auditors.

1. Summary of Financial Results for the Three-Month Period and the Six-Month Period Ended September 30, 2009

(1) Operating environment

After the deep global recession, economies worldwide appear to be recovering led by the strong performances of the Asian economies and stabilization or modest recoveries elsewhere. Unprecedented public intervention in the advance economies has stabilized activity and has fostered a return to modest growth in several countries. The emerging and developing economies are generally further ahead on the road to recovery, led by the resurgence in Asia.

The U.S. economy shows increasing signs of stabilization. Although output declined substantially during the first half of 2009 and the unemployment rate rose to a level not seen since the early 1980s, unprecedented monetary, financial, and fiscal policy intervention is helping stabilize consumer spending and housing and the financial markets.

The recovery in Europe is likely to be sluggish. Financial market conditions in the region have improved, but the financial system, which is based largely on banks, will take time to fully resume its intermediating role. Tight credit conditions will limit private investment, and rising unemployment will dampen consumption, even as government support will need to be gradually withdrawn.

Asia’s export driven economies were battered by the abrupt global downturn, but the recent economic outlook for the region has markedly improved. Current indicators point to a strengthening recovery led by a rapid rebound in China, driven entirely by domestic demand.

In Japan, the turnaround was more gradual with industrial production only gradually returning to growth in recent months. Other emerging and developing Asian economies showed similar signs of stabilization led by the electronics sector. Expansionary fiscal and monetary policy, a recovery of financial markets and capital inflows, as well as the growth in industry output following large inventory adjustments are factors linked to the intensifying rebound in Asia.

Commodity markets are moving higher generally. Oil prices have responded strongly to perceptions that the worst of the global recession is over and to signs of a demand rebound in China. After reaching a low of $36 a barrel on February 27, 2009, oil prices started to rebound in March and climbed to $70 by midyear. At the same time, oil price volatility declined to levels well below those following the bankruptcy of Lehman Brothers in September 2008. In line with broad commodity market developments, most metal prices rebounded led by copper, lead and nickel.

Equity markets in many countries have posted strong gains with some even reaching levels fairly close to those prevailing before the bankruptcy of Lehman Brothers in September 2008. One exception is the Japanese equity market. Despite returning to the 10,000 yen level, recovery of the Nikkei has been sluggish and is still 16 percent lower than the pre-crisis level. The combination of the impact of the strong yen on exporters, the pressure on financial institutions leading to large scale issuance of new shares as well as uncertainty regarding the policies of the new government led by the Democratic Party of Japan have been negative for stock market.

The return of some appetite for risk in international markets has contributed to depreciation of the U.S. dollar and Japanese yen and appreciation of commodities and emerging market currencies. The Japanese yen strengthened against the U.S. dollar rising above Yen-90 but weakened substantially against the Australian dollar and Brazilian real.

Growth is being led by resurgence in manufacturing and a turn in the inventory cycle, and there are some signs of stabilizing retail sales, a return in consumer confidence, and firmer housing markets. As the outlook have improved, commodity prices have staged a comeback from lows reached earlier this year, and world trade is finally beginning to pick up.

The triggers for this rebound are strong public policies across advanced and many emerging economies that have supported demand and all but eliminated fears of a global depression. These measures reduced uncertainty and increased confidence, fostering an improvement in financial conditions, as evidenced by strong rallies across many markets and an unleashing of international capital flows.

However, the environment remains extremely challenging and the market remains very concerned about the risk of a reversal. A number of financial stress indicators remain elevated. The impact of policy initiatives that are driving the current rebound will diminish while real and financial forces, although gaining, remain weak. Specifically, fiscal stimulus will decrease and inventory rebuilding will gradually lose effect. Meanwhile, consumption and investment will only slowly gain strength, as financial conditions remain tight in many economies and rising unemployment may present a major challenge in many advanced economies. With risk to the outlook remaining on the downside, we intend to maintain our cautious and disciplined stance until the recovery is on a firm footing.

(2) Operating Results (Comparison between the six-month periods ended September 30, 2009 and 2008)

Mitsui & Co., Ltd. (“Mitsui”) and its subsidiaries (collectively “we”) posted net income attributable to Mitsui & Co., Ltd. of ¥72.8 billion, a sharp decline of ¥167.7 billion from ¥240.5 billion for the corresponding six-month period of the previous year. Major developments during the periods were as follows;

•

Recent data suggest that the downturn in economic activity appears to be abating with inventory liquidation bottoming out as well as credit rapidly easing. However, the recovery is sluggish and uneven and economic activity remains far below pre-crisis levels. In such an economic environment, lower sales volume and sharp drop in prices of almost all merchandise resulted in declines in gross profit and operating income compared to the corresponding six month period of the previous year for almost all segments excluding the Foods & Retail, which is relatively resilient even in difficult time.

In terms of net income attributable to Mitsui & Co., Ltd., all the segments reported declines compared to the corresponding six month period of the previous year excluding the Machinery & Infrastructure Projects and Chemical segments, which respectively recognized mark-to-market valuation loss on long-term power derivative contracts at overseas power producing businesses and an impairment loss on listed securities in the corresponding six month period of the previous year.

•

Reflecting the settlements of some iron ore contracts with price reductions of 28.2% to 32.9% for fine ore and with price reductions of 44.5% for lump ore, Mineral & Metal Resources reported a decline of ¥60.2 billion in net income attributable to Mitsui & Co., Ltd. for the six-month period ended September 30, 2009.

Energy also reported a decline of ¥52.1 billion compared to the corresponding six month period of the previous year reflecting sharp drops in oil prices as well as a 60% decrease in representative premium hard coking coal prices and a 40% decline in thermal coal prices.

•

Reflecting a decline in personnel expenses linked to net income attributable to Mitsui & Co., Ltd. of the previous year as well as cost control efforts, selling, general and administrative expenses decreased. While a reversal of deferred tax liabilities related to dividends received from associated companies resulted in approximately ¥20 billion, there were impairment losses on listed securities reflecting declines in share prices on the Japanese stock exchanges.

(3) Operating Results (Comparison between the three-month periods ended September 30, 2009 and 2008)

We posted net income attributable to Mitsui & Co., Ltd. of ¥15.5 billion, a sharp decline of ¥122.0 billion from ¥137.5 billion for the corresponding three-month period of the previous year. Major developments during the periods were as follows;

•

While there are positive signs indicating the economy has bottomed out, the pace of recovery is slow, and activity remains considerably below that which prevailed in the corresponding three month period of the previous year. In such an economic environment, lower sales volume and a sharp drop in the prices of almost all merchandise resulted in decline in net income of all segments compared to the corresponding three month period of the previous year, excluding Machinery & Infrastructure Projects, which recognized mark to market valuation loss on long-term power derivative contracts at overseas power producing businesses in the corresponding three month period of the previous year, and Logistics & Financial Market, which recognized an impairment loss on investment in a partnership in the corresponding three-month period of the previous fiscal year.

•

Reflecting the settlements of some iron ore contracts with price reductions of 28.2% to 32.9% for fine ore and with price reductions of 44.5% for lump ore, Mineral & Metal Resources reported a decline of ¥43.5 billion in net income attributable to Mitsui & Co., Ltd. for the three-month period ended September 30, 2009.

Energy also reported a decline of ¥37.3 billion compared to the corresponding three month period of the previous year reflecting approximately a 60% decrease in representative prices for premium hard coking coal and a 40% decline in prices for thermal coal, as well as sharp drops in oil prices.

•

Reflecting a decline in the Japanese stock exchanges, a ¥15.1 billion loss was recorded for a write-down of listed holdings in Seven & i Holdings Co., Ltd. in Foods & Retail and a ¥7.3 billion loss (before tax) for a write-down of holdings in Moshi Moshi Hotline, Inc., a listed associated company that engages in call center business in Japan.

•	Selling, general and administrative expenses decreased by ¥29.6 billion (before tax) due to a decline in performance based bonuses as well as cost control efforts.

(4) Financial Condition

Total assets as of September 30, 2009 were ¥8.3 trillion, a decline of ¥0.1 trillion from ¥8.4 trillion as of March 31, 2009.

Investments and plant, property and equipment (“PPE”) slightly increased with domestic equity prices recouping some of their earlier losses as well as an increase in overseas investments and in PPE held by foreign subsidiaries due to depreciation of the Japanese yen against Australian dollar and Brazilian real. While cash and cash equivalents increased, current assets declined by ¥0.1 trillion due to a decrease in derivative assets, which reflects a subdued commodity derivative trading volume. Total Mitsui & Co., Ltd. shareholders’ equity as of September 30, 2009 was ¥2.1 trillion, an increase of ¥0.2 trillion from ¥1.9 trillion as of March 31, 2009, reflecting the aforementioned depreciation of the Japanese yen against foreign currencies as well as higher equity prices in addition to an increase in retained earnings. Net Debt-to-Equity Ratio (“Net DER”) (*1) as of September 30, 2009 was 1.05 times, an improvement of 0.29 point from 1.34 times as of March 31, 2009.

(1*)	See “4 Financial Condition and Cash Flows” regarding “Net DER”.

(5) Cash Flow Statement

Net cash provided by operating activities for the six-month period ended September 30, 2009 climbed to ¥328.8 billion. Net cash provided by operating activities was comprised of an operating income of ¥75.5 billion, net changes in operating assets and liabilities of ¥167.0 billion and dividend received of ¥69.5 billion, including those from associated companies. Net cash used in investing activities for the six-month period ended September, 2009 was ¥39.7 billion due mainly to other expansion related expenditures for natural resources in the Mineral & Metal Resources and the Energy segments. As a result, free cash flow (*1) for the six-month period ended September 30, 2009 saw a net inflow of ¥289.1 billion.

(1*)	Sum of net cash flow for operating activities and cash flow for investing activities

2. Results of Operations (Comparison between the six-month periods ended September 30, 2009 and 2008)

(1) Analysis on Consolidated income statements

Gross Profit

Gross profit for the six-month period ended September 30, 2009 was ¥344.6 billion, a decline of ¥284.1 billion from ¥628.7 billion for the corresponding six-month period of the previous year as a result of the following:

•

Energy reported a decline of ¥98.3 billion in gross profit. Due to a decline in both oil prices and equity production, Mitsui Oil Exploration Co., Ltd. and Mitsui E&P Australia Pty Limited (Australia) respectively reported a decline of ¥29.2 billion and ¥20.5 billion. Other oil & gas production businesses also reported a decline in gross profit due to a sharp drop in oil prices. Mitsui Coal Holdings Pty. Ltd. (Australia) recorded a decline of ¥16.5 billion reflecting declines in coal prices.

•

Mineral & Metal Resources also reported a decline of ¥59.6 billion in gross profit. Reflecting lower iron ore prices, Mitsui Iron Ore Development Pty. Ltd. (Australia) and Mitsui Itochu Iron Pty. Ltd. (Australia) respectively reported declines of ¥33.9 billion and ¥11.9 billion.

•

The Chemical, the Machinery & Infrastructure Projects and the Iron & Steel Products segments respectively reported a decline of ¥21.4 billion, ¥18.0 billion and ¥17.4 billion. Sales volumes and sales margins declined due to the challenging macroeconomic and financing environment. Foods & Retail, which is relatively resilient even in difficult times, recorded a slight increase in gross profit.

•

Consumer Service & IT reported a decline of ¥19.6 billion. Despite a rebound in the Japanese residential home sales business due to write-down of inventories in the corresponding six-month period of the previous year, Japanese consumer related businesses in overall remained subdued reflecting the economic slowdown. In addition, reclassification of T-Gaia Corporation from subsidiary to associated company through merger with MS Communications Co., Ltd. in the three-month period ended December 31, 2008, resulted in a decline of ¥16.2 billion in gross profit.

•

The Americas Segment, the Europe, the Middle East and Africas Segment and Asia Pacific Segment respectively reported declines of ¥31.9 billion, ¥5.2 billion and ¥3.7 billion, reflecting the economic slowdown.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the six-month period ended September 30, 2009 were ¥264.6 billion, a decline of ¥47.5 billion from ¥312.1 billion for the corresponding six-month period of the previous year.

The table below provides a breakdown of selling, general and administrative expenses used for our internal review.

Billions of Yen

	Personnel	Welfare	Travel	Entertainment	Communication
Six-month period ended September 30, 2009	134.0	5.7	12.2	4.0	24.6
Six-month period ended September 30, 2008	154.7	6.5	17.9	5.4	24.8
Change(*)	▲20.7	▲0.8	▲5.7	▲1.4	▲0.2

	Rent	Depreciation	Tax	Others	Total
Six-month period ended September 30, 2009	10.1	7.3	4.8	61.9	264.6
Six-month period ended September 30, 2008	10.8	7.7	5.5	78.8	312.1
Change(*)	▲0.7	▲0.4	▲0.7	▲16.9	▲47.5

(*)▲ : Decrease in selling, general and administrative expenses

•

Personnel expenses were ¥134.0 billion, a decline of ¥20.7 billion from ¥154.7 billion for the corresponding six-month period of the previous year. This decline is mainly attributable to a decrease in performance-based bonuses and the reclassification of T-Gaia Corporation from subsidiary to associated company partially offset with an increase in net periodic pension costs reflecting amortization of actuarial losses related to plan assets.

•

Travel expenses were ¥12.2 billion, a decline of ¥5.7 billion from ¥17.9 billion for the corresponding six-month period of the previous year. This was due to cost control efforts and limits on business trips due to the swine flu pandemic.

•

Other expenses were ¥61.9 billion, a decline of ¥16.9 billion from ¥78.8 billion for the corresponding six-month period of the previous year. This decline is mainly attributable to reclassification of T-Gaia Corporation from subsidiary to associated company.

The table below provides selling, general and administrative expenses by operating segment.

Billions of Yen

Operating Segment	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Six-month period ended September 30, 2009	16.4	7.6	37.0	25.2	27.1	30.9	32.7	14.2
Six-month period ended September 30, 2008	18.1	7.8	42.6	27.4	28.4	31.7	47.9	18.8
Change(*)	▲1.7	▲0.2	▲5.6	▲2.2	▲1.3	▲0.8	▲15.2	▲4.6

Operating Segment	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All other	Adjustments and Eliminations	Consolidated Total
Six-month period ended September 30, 2009	28.7	9.8	11.7	241.3	2.8	20.5	264.6
Six-month period ended September 30, 2008	37.9	13.0	14.1	287.7	2.9	21.5	312.1
Change(*)	▲9.2	▲3.2	▲2.4	▲46.4	▲0.1	▲1.0	▲47.5

(*)▲ : Decrease in selling, general and administrative expenses

•

All the segments, including the Consumer Service & IT and the Americas, reported declines. This was due to a decrease in performance-based bonuses and cost control efforts exercised on selling, general and administrative expenses, as well as reclassification of T-Gaia Corporation from subsidiary to associated company, which resulted in a decline of ¥11.9 billion in Consumer Service & IT.

Provision for Doubtful Receivables

Provision for doubtful receivables for the six-month period ended September 30, 2009 was ¥4.5 billion, a decline of ¥1.3 billion from ¥5.8 billion for the corresponding six-month period of the previous year. Provisions for both periods consisted of cumulative reserves for individual small receivables.

Interest Expense, Net of Interest Income

Interest expense, net of interest income, for the six-month period ended September 30, 2009 was ¥9.5 billion, a decline of ¥8.9 billion from ¥18.4 billion for the six-month period of the previous year, which was due to lower U.S. dollar interest rates as well as lower Japanese yen interest rates in addition to a decrease in the principal amount of U.S. dollar denominated borrowings. Interest income of ¥4.8 billion from preferred stock issued by Valepar S.A. (Brazil) also contributed to the decline. The following table provides the periodic average of 3 month Libor of Japanese yen and U.S. dollar for the six-month periods ended September 30, 2009 and 2008.

Periodic average of 3 month Libor (% p.a.)

	6 month period Ended September 30,
	2008	2009
Japanese Yen	0.93	0.45
U.S. Dollar	2.99	0.56

Dividend Income

Dividend income for the six-month period ended September 30, 2009 was ¥18.0 billion, a decline of ¥20.9 billion from ¥38.9 billion for the corresponding six-month period of the previous year.

Reflecting a sharp decline in LNG prices, dividends received from LNG projects in Abu Dhabi, Qatar, Oman and Equatorial Guinea were ¥9.1 billion, a decline of ¥14.8 billion from the corresponding six-month period of the previous year.

Gain on Sales of Securities

Gain on sales of securities for the six-month period ended September 30, 2009 was ¥3.8 billion, a decline of ¥14.7 billion from ¥18.5 billion for the corresponding six-month period of the previous year. These were a combination of miscellaneous small transactions for the six-month period ended September 30, 2009 while a gain of ¥6.7 billion on sale of Mitsui’s holdings in Kyushu Oil Co., Ltd. was realized for the corresponding six-month period of the previous year.

Loss on Write-Down of Securities

Loss on write-downs of securities for the six-month period ended September 30, 2009 was ¥18.8 billion, an improvement of ¥5.9 billion from ¥24.7 billion for the corresponding six-month period of the previous year.

The Nikkei Stock Average tumbled to close at ¥12,525.54 as of March 31, 2008 reflecting a collapse in global equity prices and appreciation of Japanese yen against major currencies, following the financial crisis. Subsequently, the Nikkei Stock Average recovered once, to ¥14,489.44 in June 2008, but resumed a downward trend over the summer. Following the bankruptcy of one of the largest investment banks in the United States in mid-September 2008, after closing at ¥11,259.86 in September 2008, plummeted to ¥7,054.98 by the beginning of March, its lowest since 1982, and ended at ¥8,109.53 on March 31, 2009. The Nikkei Stock Average moved up to ¥10,133.23 on September 30, 2009, with the expectation that the global economy had bottoming out and with lower uncertainty and systemic risk in financial markets. (The above mentioned stock prices are closing prices.)

•	Reflecting a decline in the stock price, ¥15.1 billion loss was recorded on the write-down of Seven & i Holdings Co., Ltd. at Foods & Retail for the six-month period ended September 30, 2009.

•	An impairment loss on listed securities of ¥21.9 billion included an impairment loss on ¥10.3 billion of Mitsui Chemicals, Inc. in Chemical for the corresponding six-month period of the previous year.

Gain on Disposal or Sales of Property and Equipment—Net

Gain on disposal or sales of property and equipment—net for the six-month period ended September 30, 2009 was ¥0.8 billion, a decline of ¥4.4 billion from a gain of ¥5.2 billion for the corresponding six-month period of the previous year. There were only miscellaneous small transactions for the six-month period ended September 30, 2009. The sale of a lumber mill factory held by Portac Inc. (United States) at the Americas and sale of an office building previously held by Mitsui & Co. France S.A. in the Europe, the Middle East and Africa Segment were made for the corresponding six-month period of the previous year.

Impairment Loss of Long-Lived Assets

Impairment loss of long-lived assets for the six-month period ended September 30, 2009 was ¥1.4 billion, an increase of ¥0.3 billion from ¥ 1.1 billion for the corresponding six-month period of the previous year. The losses consisted of miscellaneous small transactions in both periods.

Impairment Loss of Goodwill

Impairment loss of goodwill for the six-month period ended September 30, 2009 was ¥3.1 billion. Due to a subdued demand for automotives, an impairment loss was posted at AFC HoldCo, LLC (United States), which is an automotive retail finance subsidiary at the Americas.

There was no impairment loss on goodwill for the corresponding six-month period of the previous year.

Other Expenses—Net

Other expenses—net for the six-month period ended September 30, 2009 were a loss of ¥9.5 billion, an improvement of ¥9.4 billion, from a loss of ¥18.9 billion for the corresponding six-month period of the previous year.

•

For the six-month period ended September 30, 2009, Mitsui recorded foreign exchange losses of ¥8.9 billion including a loss of ¥9.7 billion on commodity trading activities in the Logistics & Financial Markets, which corresponded to a related gross profit in the same segment. In addition, in Energy, Mitsui Oil Exploration Co., Ltd. (Japan) and Mitsui E&P Australia Pty Limited (Australia) respectively recorded exploration expenses of ¥8.5 billion and ¥3.1 billion. In Mineral & Metal Resources, Mitsui Raw Material Development Pty. Ltd. (Australia) reported a foreign exchange fluctuation profit of ¥5.7 billion on a borrowing denominated in U.S. dollars.

•

For the corresponding six-month period of the previous year, Mitsui recorded foreign exchange losses of ¥7.8 billion including a loss of ¥3.9 billion on commodity trading activities in Logistics & Financial Markets, which corresponded to a related gross profit in the same segment. In addition, in Energy, foreign exchange losses and exploration expenses were recognized in the oil & gas businesses, among which exploration expenses of ¥4.3 billion were recorded at Mitsui E&P Australia Pty Limited.

Income Taxes

Income taxes for the six-month period ended September 30, 2009 were ¥34.4 billion, an improvement of ¥124.2 billion from ¥158.6 billion for the corresponding six-month period of the previous year (*1). This improvement was mainly attributable to a decline in income before income taxes and equity in earnings and a decline in equity in earnings of associated companies, and reversal of deferred tax liabilities related to dividend received from associated companies amounting to approximately ¥20.0 billion(*2).

The effective tax rate on Income before Income Taxes and Equity in Earnings for the six-month period ended September 30, 2009 was 61.7%, an increase of 10.6 percentage points from 51.1% for the corresponding six-month period of the previous year. The increase in the effective tax rate is attributable to an increase in the ratio of (1) income tax effect recorded for equity in earnings against (2) income before income taxes and equity in earnings, as well as the establishment of valuation allowances for deferred tax assets recorded for impairment losses on securities such as Seven & i Holdings Co., Ltd., despite the aforementioned reversal of deferred tax liabilities.

(*1)	From this six-month period ended September 30, 2009, we have changed the notation of Equity in Earnings of Associated Companies in income statement from net of income tax effect to gross of income tax effect and have included such income tax effect in Income Taxes. In accordance with this change, Income Taxes and Equity in Earnings of Associated Companies for the corresponding six-month period of the previous year have been reclassified to conform to the notation of the current six-month period
(*2)	We record deferred tax liabilities of 41%, which is effective tax rate in Japan, on undistributed retained earnings of associated companies based on the assumption that we would sell investments in associated companies in the future. When we receive dividends from associated companies we reverse the deferred tax liabilities while we record tax expense on the dividends received in accordance with Japanese tax laws. Since a major portion of dividends received is treated as non-taxable under the Japanese tax laws, tax expenses on the dividends received are smaller than reversal amount of the deferred tax liabilities and the balance is credited to tax expenses.

Equity in Earnings of Associated Companies

Equity in earnings of associated companies for the six-month period ended September 30, 2009 was ¥56.0 billion, a decline of ¥63.7 billion from ¥119.7 billion for the corresponding six-month period of the previous year(*1) as a result of the following:

•

A decline of ¥29.0 billion was recorded at Valepar S.A. reflecting a reduction in earnings at its investee, Vale S.A. (“Vale”), due to declines in shipped volume of iron ore, sharp drops in nickel prices and interest expense on preferred stock, as well as a decline of ¥14.4 billion at Robe River Mining Company (Australia), an investment vehicle company for Australian iron ore mining business reflecting a decline in iron ore prices. A decline of ¥10.0 billion at Compania Minera Dona Ines de Collahuasi SCM (Chile) due to softening of copper prices was also recognized. In oil & gas businesses, Japan Australia LNG (MIMI) Pty. Ltd. reported a decline in earnings due to drops in oil prices.

•	Due to a decline in stock price, a ¥7.3 billion impairment loss on investment in Moshi Moshi Hotline, Inc. was recorded.

•	Overseas power producing businesses reported an increase of ¥14.1 billion in earnings due mainly to mark-to-market valuation gains on long-term power derivative contracts.

(*1)	See note *1 in the above “Income Taxes” section.

Net Income before attribution of Noncontrolling Interests

As a result, net income before attribution of noncontrolling interests for the six-month period ended September 30, 2009 was ¥77.4 billion, a decline of ¥193.9 billion from ¥271.3 billion for the corresponding six-month period of the previous year.

Net Income attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests for the six-month period ended September 30, 2009 was ¥4.6 billion, a decline of ¥26.1 billion from ¥30.7 billion for the corresponding six-month period of the previous year. Almost all the subsidiaries including Mitsui Oil Exploration Co., Ltd. and Japan Collahuasi Resources B.V. (Netherlands) reported declines in net income attributable to noncontrolling interests due to declines in net income before attribution of noncontrolling interests. The decline at Mitsui Oil Exploration Co., Ltd. included third party share of exploration expenses posted in Other Expenses—Net.

Net Income attributable to Mitsui & Co., Ltd.

As a result, net income attributable to Mitsui & Co., Ltd. for the six-month period ended September 30, 2009 was ¥72.8 billion, a significant decline of ¥167.7 billion from ¥240.5 billion for the corresponding six-month period of the previous year.

(2) Operating Results by Operating Segment

Mitsui & Co. Financial Services (Australia) Pty Ltd had previously been included in the Asia Pacific Segment, but was transferred to the All Other Segment in the three month period ended September 30, 2009. The operating segment information for the six month period ended September 30, 2009 has been presented in accordance with this segmentation, and that for the six month period ended September 30, 2008 has been restated to conform to the current period presentation.

Iron & Steel Products Segment

Gross profit for the six month period ended September 30, 2009 was ¥16.9 billion, a substantial decline of ¥17.4 billion from ¥34.3 billion for the corresponding six month period of the previous year.

Although a steel pipe business recorded a relatively solid performance, sharp drops in prices of heavy steel plate, mainly for shipbuilding, as well as sluggish demand resulted in a substantial decrease in earnings. Gross profit at Regency Steel Asia (Singapore) declined by ¥2.9 billion compared to the corresponding six month period of the previous year. The steel sheet business also recorded poor performance, in general, although signs of a slight recovery have been seen in demand for sheet products for automotive, for which the inventory adjustment cycle seemed to be over. Sluggish Japanese domestic sales of steel products, especially for the construction sector and a decline in domestic steel product prices resulted in a considerable decline in earnings. Gross profit at Mitsui & Co. Steel Ltd. (Japan) declined by ¥5.0 billion from the corresponding six month period of the previous year.

This segment recorded a ¥0.6 billion operating loss for the six month period ended September 30, 2009, a decline by ¥17.2 billion from a ¥16.6 billion of operating income for the corresponding six month period of the previous year, reflecting the decrease in gross profit.

Equity in earnings of associated companies for the six month period ended September 30, 2009 was ¥1.7 billion, a decline of ¥2.0 billion from ¥3.7 billion for the corresponding six month period of the previous year.

Net income attributable to Mitsui & Co., Ltd. for the six month period ended September 30, 2009 was ¥1.5 billion, the decline of ¥7.8 billion from ¥9.3 billion for the corresponding six month period of the previous year.

Mineral & Metal Resources Segment

Gross profit for the six month period ended September 30, 2009 was ¥32.2 billion, a decline of ¥59.6 billion from ¥91.8 billion for the corresponding six month period of the previous year. The main factor contributing to the decline was the softening of prices for iron ore mining operations. Global crude steel production started to decline in the three month period ended December 31, 2008, due to the global economic slowdown triggered by the financial turmoil, and reflecting weak demand for iron ore, iron ore prices under annual contracts for the year ending March 31, 2010 decreased substantially from the year ended March 31, 2009.

Following settlements between an Australian iron ore supplier and its customers in Japan, Korea and Taiwan between May and June 2009, which resulted in a 32.9% decrease for iron ore fines and 44.5% for iron ore lump, a Brazilian iron ore supplier settled with Japan, Korea and major European customers for fines and lump with respective decreases of 28.2% and 44.5% between June and July 2009. Iron ore prices under annual contracts for China, the world largest consumer of iron ore, have not yet been settled while shipments have been made by using the prices applicable for customers other than China. Necessary adjustments reflecting such decrease in prices are incorporated in the earnings for the six month period ended September 30, 2009.

Consequently, declines in gross profit recorded by Mitsui Iron Ore Development and Mitsui Itochu Iron, respectively, were ¥33.9 billion and ¥11.9 billion. Furthermore, decreases in prices of steel raw materials, such as scrap metal and ferrous alloys, reflecting sluggish market conditions, also contributed to the decrease in gross profit, as well as losses on copper derivative contracts intended to reduce exposure to fluctuating copper price at copper mining operations.

Operating income for the six month period ended September 30, 2009 was ¥24.5 billion, a decline of ¥59.8 billion from ¥84.3 billion for the corresponding six month period of the previous year, reflecting the decrease in gross profit.

Equity in earnings of associated companies for the six month period ended September 30, 2009 was ¥14.5 billion, a decline of ¥63.4 billion from ¥77.9 billion for the corresponding six month period of the previous year. Major factors were as follows:

•

Valepar S.A. (Brazil) posted earnings of ¥3.6 billion, a decline of ¥29.0 billion from ¥32.6 billion for the corresponding six month period of the previous year, reflecting a reduction in earnings at Vale mainly due to the decline in iron ore shipped volume, a drop in nickel prices and an increase in interest expense for preferred shares.

•

Earnings at Robe River Mining Company were ¥7.1 billion, a decline of ¥14.4 billion from ¥21.5 billion for the corresponding six month period of the previous year, reflecting the decline in iron ore prices.

•

Compania Minera Dona Ines de Collahuasi SCM (Chile) recorded earnings of ¥5.2 billion, a decline of ¥10.0 billion from ¥15.2 billion for the corresponding six month period of the previous year due to a drop in copper prices.

•

Sims Metal Management Limited (Australia) recorded loss of ¥1.1 billion, a decline of ¥5.5 billion from ¥4.4 billion for the corresponding six month period of the previous year mainly due to a decline in ferrous scrap prices.

Net income attributable to Mitsui & Co., Ltd. for the six month period ended September 30, 2009 was ¥31.8 billion, a substantial decline of ¥60.2 billion from ¥92.0 billion for the corresponding six month period of the previous year. In addition to the above factors, the following contributed to the earnings for the period.

•

Other expenses—net included a foreign exchange fluctuation profit of ¥5.7 billion related to borrowings denominated in U.S. dollars at Mitsui Raw Material Development Pty. Limited (Australia) as well as foreign exchange losses of ¥2.6 billion at Mitsui Iron Development and Mitsui Itochu Iron. An improvement of ¥3.9 billion in interest expense, net of interest income, was also posted mainly due to an increase in interest income for preferred shares of Valepar by ¥4.8 billion.

•

Reversal of deferred tax liabilities accounted for approximately ¥9.0 billion in the undistributed retained earnings of associated companies, including Robe River Mining Company, was recorded at the time we received dividend income from associated companies for the six-month period ended September 30, 2009

Machinery & Infrastructure Projects Segment

Gross profit for the six month period ended September 30, 2009 was ¥44.1 billion, a decline of ¥18.0 billion from ¥62.1 billion for the corresponding six month period of the previous year.

•

The Motor Vehicles Business Unit reported a significant decline of ¥11.6 billion in gross profit. The main cause of the decline was the abrupt halt of import and sales transactions at automotive-related and construction machinery subsidiaries in Americas, Europe and Australia as well as export transactions at Mitsui due to the economic downturn and the appreciation of the Japanese yen.

•

The Marine & Aerospace Business Unit reported a decline of ¥3.5 billion in gross profit. Demand for bulk freighters rebounded slightly but remained far below the pre-crisis levels and difficult market conditions compared to the corresponding six month period of the previous year affected operation and chartering of vessels and the trading of used vessels.

•

The Infrastructure Projects Business Unit reported a decline of ¥2.9 billion in gross profit. In addition to slowed operations caused by less demand at rolling stock leasing subsidiaries in Europe and the United States, overseas plant business in overall remained subdued.

Operating income for the six month period ended September 30, 2009 was ¥4.9 billion, a decline of ¥9.8 billion from ¥14.7 billion for the corresponding six month period of the previous year. The decline in gross profit was partly offset by a decline in selling, general and administrative expenses in the Motor Vehicles Business and the Infrastructure Projects Business Units.

Equity in earnings of associated companies for the six month period ended September 30, 2009 was ¥18.4 billion, an increase of ¥7.9 billion from ¥10.5 billion for the corresponding six month period of the previous year.

•

Overseas power producers, such as IPM (UK) Power Holdings Limited (Gibraltar), IPM Eagle LLP (United Kingdom) and P.T. Paiton Energy (Indonesia), reported equity in earnings of ¥11.2 billion in total, an increase of ¥12.7 billion from ¥1.5 billion loss for the corresponding six month period of the previous year. UK and Australian power producing operations recorded a ¥3.9 billion mark-to-market valuation gain on long-term power derivative contracts that were entered into as an economic hedge, while UK power producing operations recorded an ¥8.5 billion mark-to-market valuation loss for the corresponding six month period of the previous year. Equity in earnings of gas distribution business in Brazil declined due to less demand.

•

The economic downturn caused a decline in overall sales at overseas automotive-related and construction machinery associated companies, while a ¥2.1 billion loss on write-down of securities of ASAHI TEC CORPORATION (Japan) was recognized in the corresponding six month period of the previous year.

Net income attributable to Mitsui & Co., Ltd. for the six month period ended September 30, 2009 was ¥19.8 billion, an increase of ¥2.7 billion from ¥17.1 billion for the corresponding six month period of the previous year. In addition to the above-mentioned factors, this segment recorded a reversal of deferred tax liabilities on undistributed earnings of associated companies amounting to approximately ¥4.0 billion when those earnings were distributed to Mitsui.

Chemical Segment

Gross profit was ¥33.7 billion, a decline of ¥21.4 billion from ¥55.1 billion for the corresponding six-month period of the previous year. The principal developments in this segment were as follows:

•

In the basic chemicals field, olefins recorded a decline in gross profit due to continued downward pressure on market prices as well as a weak global demand, while aromatics such as xylene showed relatively stable performance through effective purchase and sales operations, monitoring the supply and demand balance of each product. On the other hand, Shark Bay Salt (Australia), a salt manufacturing company, recorded an increase in gross profit due to increases in both prices and sales volume.

•

In the performance chemicals field, P.T. Kaltim Pasifik Amoniak (Indonesia), an ammonia manufacturing and marketing joint venture recorded a significant decline of ¥9.1 billion in gross profit due to a sharp drop in the market price of ammonia. Prices of fertilizer raw materials, such as sulfur, sulfuric acid and ammonium phosphate, fell sharply as well resulting in a substantial decline in earnings. Plastics and functional materials for the automotive and electronics industries, and plant-made detergent raw materials and surfactant recorded a decline in gross profit due to economic turmoil.

Operating income reflecting a decline in gross profit for the six-month period ended September 30, 2009 was ¥8.5 billion, a decline of ¥18.5 billion from ¥27.0 billion for the corresponding six-month period of the previous year.

Equity in earnings of associated companies for the six-month period ended September 30, 2009 was ¥0.1 billion, a decline of ¥5.9 billion from ¥6.0 billion for the corresponding six-month period of the previous year, mainly due to a decline of a ¥4.0 billion in earnings at International Methanol Company (Saudi Arabia), a methanol manufacturing joint venture.

Net income attributable to Mitsui & Co., Ltd. for the six-month period ended September 30, 2009 was ¥5.2 billion, an increase of ¥1.2 billion from ¥4.0 billion for the corresponding six-month period of the previous year, mainly due to a ¥12.4 billion write-down of securities including a ¥10.3 billion impairment loss on shares of Mitsui Chemicals, Inc. recorded in the six-month period ended September 30, 2008.

Energy Segment

After plunging from a record high of US$135 per barrel in August 2008 to US$36 per barrel in February 2009, oil prices recovered to US$70 per barrel reflecting the view that global demand for oil would pick up with prospects of a global recovery and a gradual return of speculative funds to the energy market. Accordingly, Japan Crude Cocktail (JCC) rebounded from US$47.42 in April to US$72.97 in September. The JCC price trend is generally reflected with a zero to 6 month time lag in the net income of our overseas oil and gas producing subsidiaries and associated companies in this segment.

Considering this lag, for internal reviewing purposes, Mitsui periodically calculates the weighted average JCC price applied to operating results of those oil and gas producing subsidiaries and associated companies. Such weighted average JCC prices for the periods ended September 30, 2009 and 2008 were US$52 per barrel and US$101 per barrel, respectively.

Gross profit for the six-month period ended September 30, 2009 was ¥68.8 billion, a decline of ¥98.3 billion from ¥167.1 billion for the corresponding six-month period of the previous year primarily due to the following:

•

Due to a decline in oil prices and production, Mitsui Oil Exploration Co., Ltd. (Japan), Mitsui E&P Australia Pty Ltd (Australia), and MitEnergy Upstream LLC (United States) respectively reported declines of ¥29.2 billion, ¥20.5 billion, and ¥9.0 billion, and due to the decline in oil prices, Mitsui E&P Middle East (Netherlands) reported a decline of ¥11.7 billion.

•

The price for typical Australian premium hard coking coal for the year ending March 31, 2009 is quoted as US$128 per ton FOB, which is approximately 60% lower than the price for the year ended March 31, 2008. At the same time thermal coal prices declined by around 40%.

For the six-month period ended September 30, 2009, gross profit at Mitsui Coal Holdings Pty. Ltd. (Australia) declined by ¥16.5 billion, reflecting lower coal prices. Nonetheless the coal production for the six-month period ended September 30, 2009 maintained the same level as the corresponding six-month period of the previous year.

Operating income for the six-month period ended September 30, 2009 was ¥41.6 billion, a decline of ¥96.9 billion from ¥138.5 billion for the corresponding six-month period of the previous year.

Equity in earnings of associated companies for the six-month period ended September 30, 2009 was ¥14.9 billion, a decline of ¥5.8 billion from ¥20.7 billion for the corresponding six-month period of the previous year. A decline at Japan Australia LNG (MIMI) PTY. Ltd. (Australia) reflected declines in oil prices despite a sales volume increase as production was ramped up starting September, 2008 due to completion of an expansion project.

Net income attributable to Mitsui & Co., Ltd. for the six-month period ended September 30, 2009 was ¥31.0 billion, a decline of ¥52.1 billion from ¥83.1 billion for the corresponding six-month period of the previous year. Besides the above-mentioned developments, there were also the following factors:

•	Dividends from LNG projects in Abu Dhabi, Qatar, Oman and Equatorial Guinea were ¥9.1 billion, a decline of ¥14.8 billion from the corresponding six-month period of the previous year.

•	This segment recorded a gain of ¥6.7 billion on sale of its holdings in Kyushu Oil Co., Ltd for the corresponding six month period of the previous year.

•

Exploration expenses posted an increase while foreign exchange losses declined. Exploration expenses for the six month period ended September 30, 2009 were recorded at Mitsui Oil Exploration Co., Ltd. and Mitsui E&P Australia Pty Ltd respectively of ¥8.5 billion and ¥3.1 billion. Exploration expenses were recorded at Mitsui E&P Australia Pty Ltd of ¥4.3 billion for the corresponding six month period of the previous year.

•	Japanese income tax expense increased reflecting an increase in dividends from the segment’s overseas subsidiaries for the corresponding six-month period of the previous year.

•

Net income attributable to noncontrolling interests decreased by ¥21.9 billion due to the decrease of net income before attribution of noncontrolling interests at many subsidiaries. The principal reasons were the decline in gross profit and the increase in exploration expenses at Mitsui Oil Exploration Co., Ltd.

Foods & Retail Segment

Gross profit for the six-month period ended September 30, 2009 was ¥42.5 billion, an increase of ¥0.4 billion from ¥42.1 billion for the corresponding six-month period of the previous year.

The food resources and food materials businesses demonstrated solid performance even in a severe economic climate. In addition, this segment continued to take various cost reduction initiatives in the food processing and distribution businesses.

•

As for the food resources and food materials businesses, the juice business reported an increase in gross profit reflecting price increases, on the other hand, a decline in gross profit was reported from soy bean and wheat transactions.

•	PRI Foods Co., Ltd. (Japan) reported a decline in gross profit due to a decline in meat price.

•	Mitsui Norin Co., Ltd. (Japan) reported an increase in gross profit reflecting a solid performance by the beverage raw materials business.

•	MITSUI FOODS CO., LTD. (Japan) recorded an increase in gross profit due to improved margins gained by restructuring unprofitable businesses.

Operating income for the six-month period ended September 30, 2009 was ¥11.6 billion, an increase of ¥1.1 billion from ¥10.5 billion for the corresponding six-month period of the previous year.

Equity in earnings of associated companies for the six-month period ended September 30, 2009 was ¥4.9 billion, an increase of ¥3.3 billion from ¥1.6 billion for the corresponding six-month period of the previous year. VENTURA FOODS, LLC (United States), in which investment were made through WILSEY FOODS, INC. (United States), reported an increase of ¥4.6 billion reflecting a cost reduction in ingredient oil. Net loss attributable to Mitsui & Co., Ltd. for the six-month period ended September 30, 2009 was ¥6.5 billion, a decline of ¥11.9 billion from net income of ¥5.4 billion for the corresponding six-month period of the previous year. In addition to the above mentioned factors, this segment recorded a ¥15.1 billion impairment loss on its holdings in Seven & i Holdings Co., Ltd. reflecting a decline in share price for the six-month period ended September 30, 2009. A valuation allowance was set up against deferred tax assets established for this impairment (*1).

(*1)	Mitsui records an impairment loss on a marketable security if a decline in the share price is other than temporary. Basically a 30% or more decline in fair value of a security leads to the conclusion that the security has an other-than-temporary impairment. Among those determined as security of other-than-temporary impairment, a 50% or less decline in fair value of a security is an undeductible impairment loss based on Japanese tax laws and regulations. Mitsui evaluates the realizability of the deferred tax assets for undeductible impairment losses and set up valuation allowances unless they are considered recoverable on reasonable grounds.

Consumer Service & IT Segment

Gross profit for the six-month period ended September 30, 2009 was ¥26.5 billion, a decline of ¥19.6 billion from ¥46.1 billion for the corresponding six-month period of the previous year. The Consumer Service Business Unit suffered from depressed domestic consumer related–businesses, such as in apparel, while it recorded a loss of ¥3.4 billion on write downs of inventory in the domestic residential home business for the corresponding six-month period of the previous year. In addition to a decline of ¥16.2 billion in gross profit due to the merger of T-GAIA Corporation with MS Communications Co., Ltd., the IT Business Unit faced headwinds in the electronics and other information-related business.

This segment recorded a ¥6.4 billion operating loss for the six-month period ended September 30, 2009, a decline of ¥4.0 billion from an operating loss of ¥2.4 billion for the corresponding six-month period of the previous year. Deconsolidation of T-Gaia Corporation resulted in a decline of ¥11.9 billion in selling, general and administrative expenses, which partially offset the decline in gross profit.

Equity in losses of associated companies for the six-month period ended September 30, 2009 was ¥3.9 billion, a decline of ¥6.2 billion from a ¥2.3 billion earnings for the corresponding six-month period of the previous year. This segment recorded a ¥7.3 billion impairment loss on Moshi Moshi Hotline, Inc. reflecting the decline in share price for the six-month period ended September 30, 2009 (*1).

Net loss attributable to Mitsui & Co., Ltd. for the six-month period ended September 30, 2009 was ¥5.4 billion, a decline of ¥0.7 billion from net loss of ¥4.7 billion for the corresponding six-month period of the previous year. Other than the above mentioned factors, there are following factors:

•

Reversal of deferred tax liabilities for undistributed retained earnings of associated companies was recorded when we received dividend income from associated companies for the six-month period ended September 30, 2009.

•	This segment recorded a loss of ¥4.3 billion on write-down of securities, mainly listed securities, for the corresponding six-month period of the previous year.

(*1)	Mitsui also records an impairment loss on a marketable security of an associated company if a decline in the share price is other than temporary. For example, market declines for a period of nine consecutive months or more leads to the conclusion that the security has an other-than-temporary decline even if the decline is less than 30%. This impairment loss was recognized as the fair value decline was observed more than nine consecutive months.

Logistics & Financial Markets Segment

Gross profit was ¥24.7 billion, a decline of ¥9.5 billion from ¥34.2 billion for the corresponding six-month period of the previous year. As the outlook for the global economic and financial situation improved due to public policies across advanced and many emerging economies, commodity prices staged a comeback from lows reached earlier this year. However, world trade, although beginning to pick up, remains well below its peaks. Energy derivatives trading also continues to face a tough environment. Gains corresponding to a foreign exchange loss of ¥9.7 billion related to the commodity trading business posted in other expenses-net are included in gross profit.

Operating income for the six-month period ended September 30, 2009 was ¥10.7 billion, a decline of ¥ 3.5 billion from ¥14.2 billion for the corresponding six-month period of the previous year. Improvements in selling, general and administrative expenses related to a decrease in performance based bonuses partially offset the decline in gross profit.

Equity in earnings of associated companies for the six-month period ended September 30, 2009 was ¥2.7 billion, a ¥8.8 billion improvement from a loss of ¥6.1 billion for the corresponding six-month period of the previous year. JA Mitsui Leasing, Ltd. (Japan) reported an increase of ¥3.8 billion in earnings due to decrease of provision of doubtful receivables. This segment recorded equity in loss of ¥4.9 billion from investment in a partnership, NPF-Harmony (Japan), for the corresponding six-month period of the previous year.

Accordingly, net income attributable to Mitsui & Co., Ltd. for the six-month period ended September 30, 2009 was ¥1.1 billion, a decline of ¥0.1 billion from ¥1.2 billion for the corresponding six-month period of the previous year. Besides the above-mentioned factors, there were also the following factors:

•	A gain of ¥2.4 billion from the exchange of shares in Mitsui Leasing & Development, Ltd. for JA Mitsui Leasing, Ltd. for the corresponding six-month period of the previous year.

•	A foreign exchange loss of ¥9.7 billion related to commodity trading business posted in other expense-net.

Americas Segment

Gross profit for the six-month period ended September 30, 2009 was ¥33.3 billion, a decline of ¥31.9 billion from ¥65.2 billion for the corresponding six-month period of the previous year.

•

As a result of plummeting demand for oil well tubular products due to a sharp decline in the number of oil and gas rigs, Champions Pipe & Supply, Inc. (United States) recorded a decline of ¥9.3 billion in gross profit suffering from declines in product prices as well as a revaluation loss on inventory.

•

Reflecting a severe macroeconomic and financing environment under which two U.S. major automotive companies filed for Chapter 11 bankruptcy protection, Steel Technologies Inc. (United States) reported a decline of ¥6.6 billion in gross profit due to a decrease in sales volume, especially in the motor vehicle sector.

•

Westport Petroleum, Inc. (United States) reported a decline of ¥4.7 billion due to revaluation losses on derivative contracts (*1) recorded in the six-month period ended September 30, 2009, as well as a reduction in trading margins reflecting decreased demand for petroleum products.

•	Weak demand for fertilizer products resulted in declines in gross profits at Mitsui Agro Business S.A. (Chile) and Fertilizantes Mitsui S.A. Industria e Comercio (Brazil).

•

Novus International, Inc. (United States) recorded a decline in gross profit reflecting decreases in sales volume attributable to inventory adjustments by customers as well as decreases in prices caused by the global economic slowdown, though these price decreases were partially offset by lower raw material and logistics costs while still maintaining high level of margin.

•	Reflecting the slowdown of overall economy, Mitsui & Co. (U.S.A.), Inc. reported a decline in gross profit especially in steel products and chemical areas.

Operating income for the six-month period ended September 30, 2009 was ¥2.9 billion, a decline of ¥23.8 billion from ¥26.7 billion for the corresponding six-month period of the previous year. Selling, general and administrative expenses, especially personnel expenses and travel expenses, at Mitsui & Co. (U.S.A.), Inc. and its subsidiaries declined.

Equity in earnings of associated companies for the six-month period ended September 30, 2009 was ¥0.1 billion, a decline of ¥3.1 billion from ¥3.2 billion for the corresponding six-month period of the previous year.

Net loss attributable to Mitsui & Co., Ltd. for the six-month period ended September 30, 2009 was ¥5.6 billion, a decline of ¥19.5 billion from net income of ¥13.9 billion for the corresponding six-month period of the previous year.

•

In addition to the above factors, interest expenses, net of interest income, decreased by ¥3.4 billion mainly at Mitsui & Co. (U.S.A.), Inc. and its subsidiaries resulting from a decline in U.S. dollar interest rates.

•	AFC HoldCo, LLC (United States), an automotive retail finance company, recorded an impairment loss on goodwill of ¥3.1 billion due to decreased demand in the automobile sales finance business.

•	A decline in net income attributable to the segment minority interests in other segments’ subsidiaries was also recorded reflecting the decrease in oil prices and the global economic slowdown.

(*1)	Besides mark-to-market valuation losses on derivative contracts, Westport Petroleum, Inc. maintained inventories which involved unrealized holding gains.

Europe, the Middle East and Africa Segment

Gross profit for the six month period ended September 30, 2009 was ¥7.7 billion, a decline of ¥5.2 billion from ¥12.9 billion for the corresponding six month period of the previous year, reflecting sluggish demand in the chemical and steel products businesses.

This segment recorded a ¥3.2 billion operating loss for the six month period ended September 30, 2009, a decline of ¥3.0 billion from a ¥0.2 billion loss for the corresponding six month period of the previous year. A decline in gross profit was partly offset by a decline in selling, general and administrative expenses, such as personnel expenses.

Net loss attributable to Mitsui & Co., Ltd. for the six month period ended September 30, 2009 was ¥1.0 billion, a decline of ¥3.9 billion from ¥2.9 billion in net income for the corresponding six-month period of the previous year. There was a gain of ¥1.8 billion for the corresponding six month period of the previous year from the sale of an office building previously held by Mitsui & Co. France S.A.S.

Asia Pacific Segment

Gross profit for the six-month period ended September 30, 2009 was ¥13.5 billion, a decline of ¥3.7 billion from ¥17.2 billion for the corresponding six-month period of the previous year, reflecting declines in market prices and sales volume in the chemicals business.

Operating income for the six-month period ended September 30, 2009 was ¥2.0 billion, a decline of ¥1.4 billion from ¥3.4 billion for the corresponding six-month period of the previous year. The decline in gross profit was partly offset by a decline in selling, general and administrative expenses, such as personnel expenses.

Equity in earnings for the six-month period ended September 30, 2009 was ¥2.0 billion, an increase of ¥1.8 billion from ¥0.2 billion for the corresponding six-month period of the previous year.

Net income attributable to Mitsui & Co., Ltd. for the six-month period ended September 30, 2009 was ¥13.5 billion, a decline of ¥10.9 billion from ¥24.4 billion for the corresponding six-month period of the previous year. The main cause of the decline in net income was attributable to the segment’s minority interest in Mitsui Iron Ore Development Pty. Ltd. and Mitsui Coal Holdings Pty. Ltd. whose majority interests are held by the Mineral & Metal Resources and the Energy segments, respectively.

3. Results of Operations (Comparison between the three month periods ended September 30, 2009 and 2008)

(1) Analysis on Consolidated income statements

Gross Profit

Gross profit for the three-month period ended September 30, 2009 was ¥177.9 billion, a decline of ¥175.8 billion from ¥353.7 billion for the corresponding three-month period of the previous year as a result of the following:

•

The Energy Segment reported a decline of ¥57.8 billion in gross profit. Due to a decline in oil prices and equity production, Mitsui Oil Exploration Co., Ltd. reported a decline of ¥15.1 billion. Other oil & gas production businesses also reported declines in gross profit due to a sharp drop in oil prices. Mitsui Coal Holdings Pty. Ltd. (Australia) recorded a decline of ¥9.9 billion reflecting declines in coal prices.

•

The Mineral & Metal Resources Segment also reported a decline of ¥32.7 billion in gross profit. Reflecting lower iron ore prices, Mitsui Iron Ore Development Pty. Ltd. (Australia) and Mitsui Itochu Iron Pty. Ltd. (Australia) reported declines of ¥18.0 billion and ¥9.0 billion, respectively.

•

The Chemical, the Machinery & Infrastructure Projects and the Iron & Steel Products segments reported declines of ¥12.6 billion, ¥11.8 billion and ¥8.6 billion, respectively. While demand for some products picked up due to advancements in inventory adjustments, the three segments reported declines in gross profit reflecting lower sales volumes and sales margins under a challenging macroeconomic and financing environment.

•

The Consumer Service & IT Segment reported a decline of ¥11.6 billion. Japanese domestic consumer-related business overall remained subdued reflecting the economic slowdown. In addition, the reclassification of T-Gaia Corporation from subsidiary to associated company due to its merger with MS Communications Co., Ltd. in the three-month period ended December 31, 2008 resulted in a decline of ¥8.2 billion in gross profit.

•

The Americas Segment reported a decline of ¥26.4 billion. Westport Petroleum, Inc. (United States) reported a decline of ¥8.4 billion reflecting the plummeting demand for oil related products and lower margins under such difficult business environment. Champions Pipe & Supply, Inc. (United States) reported a decline of ¥7.3 billion reflecting reduced margins coupled with valuation losses on inventories due to declines in prices of oil well tubular products.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three-month period ended September 30, 2009 were ¥131.8 billion, a decline of ¥29.6 billion from ¥161.4 billion for the corresponding three-month period of the previous year.

The table below provides a breakdown of selling, general and administrative expenses used for our internal review.

Billions of Yen

	Personnel	Welfare	Travel	Entertainment	Communication
Three-month period ended September 30, 2009	66.4	2.7	6.5	2.0	12.3
Three-month period ended September 30, 2008	80.2	3.2	9.0	2.8	12.6
Change(*)	▲13.8	▲0.5	▲2.5	▲0.8	▲0.3

	Rent	Depreciation	Tax	Others	Total
Three-month period ended September 30, 2009	5.1	3.6	2.3	30.9	131.8
Three-month period ended September 30, 2008	5.6	4.1	2.7	41.2	161.4
Change(*)	▲0.5	▲0.5	▲0.4	▲10.3	▲29.6

(*)  ▲ : Decrease in selling, general and administrative expenses

•

Personnel expenses were ¥66.4 billion, a decline of ¥13.8 billion from ¥80.2 billion for the corresponding three-month period of the previous year. This decline is mainly attributable to a decrease in performance-based bonuses and the reclassification of T-Gaia Corporation from subsidiary to associated company partially offset with an increase in net periodic pension costs reflecting amortization of actuarial losses related to plan assets.

•	Travel expenses were ¥6.5 billion, a decline of ¥2.5 billion from ¥9.0 billion for the corresponding three-month period of the previous year.

•

Other expenses were ¥30.9 billion, a decline of ¥10.3 billion from ¥41.2 billion for the corresponding three-month period of the previous year. This decline is partially attributable to the reclassification of T-Gaia Corporation from subsidiary to associated company.

The table below provides selling, general and administrative expenses by operating segment.

Billions of Yen

Operating Segment	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Three-month period ended September 30, 2009	8.2	4.0	19.1	12.8	13.8	15.6	16.4	7.3
Three-month period ended September 30, 2008	9.1	4.2	21.8	13.8	17.2	15.9	23.4	10.4
Change(*)	▲0.9	▲0.2	▲2.7	▲1.0	▲3.4	▲0.3	▲7.0	▲3.1

Operating Segment	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All other	Adjustments and Eliminations	Consolidated Total
Three-month period ended September 30, 2009	13.6	5.0	5.8	121.6	1.1	9.1	131.8
Three-month period ended September 30, 2008	20.0	6.7	7.7	150.2	1.5	9.7	161.4
Change(*)	▲6.4	▲1.7	▲1.9	▲28.6	▲0.4	▲0.6	▲29.6

(*) ▲ : Decrease in selling, general and administrative expenses

•

All the segments including the Consumer Service & IT Segment and the Americas Segment reported declines. In addition to cost control efforts on selling, general and administrative expenses, the reclassification of T-Gaia Corporation from subsidiary to associated company resulted in a decrease of ¥5.6 billion at the Consumer Service & IT Segment.

Provision for Doubtful Receivables

Provision for doubtful receivables for the three-month period ended September 30, 2009 was ¥3.7 billion, a decline of ¥1.1 billion from ¥4.8 billion for the corresponding three-month period of the previous year. Provisions for both periods consisted of an accumulation of reserves for individually small receivables.

Interest Expense, Net of Interest Income

Interest expense, net of interest income for the three-month period ended September 30, 2009 was ¥3.0 billion, a decline of ¥6.4 billion from ¥9.4 billion for the three-month period of the previous year, resulting from lower U.S. dollar and Japanese yen interest rates in addition to a decline in the principal amount of U.S. dollar denominated borrowings. Interest income of ¥2.2 billion from preferred stock issued by Valepar S.A. (Brazil) also contributed to the decline. The following table provides the periodic average of 3 month Libor for the Japanese yen and the U.S. dollar for the three-month periods ended September 30, 2008 and September 30, 2009.

Periodic average of 3 month Libor (% p.a.)

	3 month period Ended September 30,
	2008	2009
Japanese Yen	0.93	0.39
U.S. Dollar	3.22	0.37

Dividend Income

Dividend income for the three-month period ended September 30, 2009 was ¥7.7 billion, a decline of ¥6.6 billion from ¥14.3 billion for the corresponding three-month period of the previous year.

Reflecting a sharp drop in LNG prices, dividends received from LNG projects in Abu Dhabi, Qatar, Oman and Equatorial Guinea were ¥6.3 billion, a decline of ¥4.6 billion from the corresponding three-month period of the previous year.

Gain on Sales of Securities

Gain on sales of securities for the three-month period ended September 30, 2009 was ¥1.5 billion, a decline of ¥10.6 billion from ¥12.1 billion for the corresponding three-month period of the previous year. This gain was a combination of miscellaneous small transactions for the three-month period ended September 30, 2009 while a gain of ¥6.7 billion on sale of Mitsui’s shareholding in Kyushu Oil Co., Ltd. was realized for the corresponding three-month period of the previous year.

Loss on Write-Down of Securities

Loss on write-downs of securities for the three-month period ended September 30, 2009 was ¥16.0 billion, an increase of ¥1.9 billion from ¥14.1 billion for the corresponding three-month period of the previous year.

•

Reflecting declines in the Japanese stock market, we recorded a ¥15.1 billion loss for the three-month period ended September 30, 2009 in the Foods & Retail Segment on the write-down of listed shares in Seven & i Holdings Co., Ltd.

•

We recorded an impairment loss of ¥13.0 billion for the corresponding three-month period of the previous year on the write-down of securities of listed companies, including Mitsui Chemicals, Inc. in the Chemical Segment and Nippon Steel Trading Co., Ltd. in the Iron & Steel Products Segment.

Gain on Disposal or Sales of Property and Equipment—Net

Gain on disposal or sales of property and equipment—net for the three-month period ended September 30, 2009 was ¥0.5 billion, a decline of ¥2.4 billion from a gain of ¥2.9 billion for the corresponding three-month period of the previous year. There were only miscellaneous small transactions for the three-month period ended September 30, 2009. The gain for the corresponding three-month period of the previous year included a gain on sale of a lumber mill factory held by Portac Inc. (United States) in the Americas Segment.

Impairment Loss of Long-Lived Assets

Impairment loss of long-lived assets for the three-month period ended September 30, 2009 was ¥1.0 billion, an increase of ¥0.3 billion from ¥0.7 billion for the corresponding three-month period of the previous year. The losses consisted of miscellaneous small transactions in both periods.

Impairment Loss of Goodwill

Impairment loss of goodwill for the three-month period ended September 30, 2009 was ¥3.1 billion. This impairment loss of goodwill was recorded at AFC HoldCo, LLC (United States), which is an automotive retail finance company in the Americas Segment, due to weak demand for automotives.

There was no impairment loss of goodwill for the corresponding three-month period of the previous year.

Other Expenses—Net

Other expenses—net for the three-month period ended September 30, 2009 was a loss of ¥10.1 billion, a deterioration of ¥2.4 billion, from a loss of ¥7.7 billion for the corresponding three-month period of the previous year.

•

The major factors in the losses for the three-month period ended September 30, 2009 were foreign exchange losses of ¥5.3 billion at Mitsui and exploration expenses of ¥8.8 billion at Mitsui Oil Exploration Co., Ltd in the Energy Segment. Foreign exchange losses at Mitsui included a loss of ¥6.5 billion on commodity trading activities in the Logistics & Financial Markets Segment, which corresponded to a related gross profit in the same segment.

•

The main factors in the losses for the corresponding three-month period of the previous year were exploration expenses of ¥3.6 billion at Mitsui E&P Australia Pty Limited (Australia) as well as foreign exchange losses and exploration expenses in the oil & gas businesses.

Income Taxes

Income taxes for the three-month period ended September 30, 2009 were ¥30.7 billion, a decline of ¥57.3 billion from ¥88.0 billion for the corresponding three-month period of the previous year. This was an improvement mainly attributable to a decline in income before income taxes and equity in earnings, and decline in equity in earnings of associated companies.

The effective tax rate for the three-month period ended September 30, 2009 was 161.2%, an increase of 113.6 percentage points from 47.6% for the corresponding three-month period of the previous year (*1).

The increase in the effective tax rate is attributable to an increase in the ratio of (1) income tax effect recorded for equity in earnings against (2) income before income taxes and equity in earnings, as well as the establishment of valuation allowances for deferred tax assets recorded for impairment losses on securities including an impairment loss of ¥15.1 billion for Seven & i Holdings Co., Ltd.

(*1)	From this three-month period ended September 30, 2009, we have changed the notation of Equity in Earnings of Associated Companies in income statement from net of income tax effect to gross of income tax effect and have included such income tax effect in Income Taxes. In accordance with this change, Income Taxes and Equity in Earnings of Associated Companies for the corresponding three-month period of the previous year have been reclassified to conform to the notation of the current three-month period

Equity in Earnings of Associated Companies

Equity in earnings of associated companies for the three-month period ended September 30, 2009 was ¥25.2 billion, a decline of ¥32.4 billion from ¥57.6 billion for the corresponding three-month period of the previous year as a result of the following:(*1)

•

A decline of ¥22.9 billion at Valepar S.A. reflecting a reduction in earnings at its investee, Vale S.A. (“Vale”), mainly due to a sharp drop in nickel prices and declines in prices and shipments of iron ore, as well as a decline of ¥7.6 billion at Robe River Mining Company (Australia), an investment vehicle company for Australian iron ore mining business, reflecting a decline in iron ore prices, were recorded. A decline of ¥3.7 billion at Compania Minera Dona Ines de Collahuasi SCM (Chile) due to softening of copper prices was also recognized.

•	Sims Metal Management Ltd. (Australia) reported a decline of ¥4.5 billion due to a dampened demand for scrap metal.

•

Overseas power producing businesses such as IPM (UK) Power Holdings Limited (Gibraltar), IPM Eagle LLP (United Kingdom) and P.T. Paiton Energy (Indonesia) reported a total increase of ¥15.5 billion resulting from mark-to-market valuation losses on long-term power contracts at the UK operation for the corresponding three-month period of the previous year.

•	Japan Australia LNG (MIMI) PTY. Ltd. (Australia) reported a decline in equity in earnings reflecting a decline in oil prices despite an increase in sales volume.

•	Reflecting a decline in Japanese equity prices, a ¥7.3 billion impairment loss was recorded on investments in Moshi Moshi Hotline, Inc., which is a listed associated company.

(*1)	See note *1 in the section “Income Taxes” above.

Net Income before attribution of Noncontrolling Interests

As a result of the above factors, net income before attribution of noncontrolling interests for the three-month period ended September 30, 2009 was ¥13.5 billion, a decline of ¥141.0 billion from ¥154.5 billion for the corresponding three-month period of the previous year.

Net Income attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests for the three-month period ended September 30, 2009 was ¥2.0 billion, an improvement of ¥19.1 billion from a loss of ¥17.1 billion for the corresponding three-month period of the previous year. Almost all the subsidiaries, including Mitsui Oil Exploration Co., Ltd. and Japan Collahuasi Resources B.V. (Netherlands), reported improvements in net income attributable to noncontrolling interests due to declines in net income before attribution of noncontrolling interests. The improvement of Mitsui Oil Exploration Co., Ltd. included third party share of exploration expenses posted in Other Expenses-Net.

Net Income attributable to Mitsui & Co., Ltd.

As a result, net income attributable to Mitsui & Co., Ltd for the three-month period ended September 30, 2009 was ¥15.5 billion, a significant decline of ¥122.0 billion from ¥137.5 billion for the corresponding three-month period of the previous year.

(2) Operating Results by Operating Segment

Mitsui & Co. Financial Services (Australia) Pty Ltd had previously been included in the Asia Pacific Segment, but was transferred to the All Other Segment in the three month period ended September 30, 2009. The operating segment information for the three month period ended September 30, 2008 has been restated to conform to the current period presentation.

Iron & Steel Products Segment

Gross profit for the three month period ended September 30, 2009 was ¥8.1 billion, a substantial decline of ¥8.6 billion from ¥16.7 billion for the corresponding three month period of the previous year.

Although the steel pipe products business recorded relatively solid performance, a sharp drop in prices of heavy plates, primarily for shipbuilding, as well as lower delivery volume resulted in a decline in earnings. The steel sheet products business also performed poorly in general, although signs of slight recovery have been seen in demand from the automotive sector, in which the destocking cycle seemed to be over. Sluggish Japanese domestic sales of steel products, especially to the construction sector, and a decline in Japanese domestic steel product prices resulted in a considerable decline in earnings.

This segment recorded a ¥1.3 billion operating loss for the three month period ended September 30, 2009, a decline of ¥8.9 billion from operating income of ¥7.6 billion for the corresponding three month period of the previous year, reflecting the decline in gross profit.

Equity in earnings of associated companies for the three month period ended September 30, 2009 was ¥0.4 billion, a decline of ¥2.0 billion from ¥2.4 billion for the corresponding three month period of the previous year.

Net income attributable to Mitsui & Co., Ltd. for the three month period ended September 30, 2009 was ¥0.1 billion, a decline of ¥3.4 billion from ¥3.5 billion for the corresponding three month period of the previous year.

Mineral & Metal Resources Segment

Gross profit for the three month period ended September 30, 2009 was ¥18.1 billion, a decline of ¥32.7 billion from ¥50.8 billion for the corresponding three month period of the previous year. The main factor contributing to the decline was the softening of prices at iron ore mining operations. Global crude steel production started to decline in the three month period ended December 31, 2008, triggered by the financial turmoil, and iron ore prices under annual contracts for the year ending March 31, 2010 decreased substantially from the year ended March 31, 2009.

Following the settlement between an Australian iron ore supplier and its customers in Japan, Korea and Taiwan between May and June 2009, which resulted in price declines of 32.9% for iron ore fines and 44.5% for iron ore lump, a Brazilian iron supplier settled with Japan, Korea and major European customers for fines and lump resulting in price decreases of 28.2% and 44.5%, respectively between June and July 2009. Iron ore prices under annual contracts with China, the world largest consumer of iron ore, have not yet been settled; shipments have continued using prices applicable for customers other than China. Necessary adjustments reflecting such decreases in prices are incorporated in the earnings for the three month period ended September 30, 2009.

Consequently, decreases in gross profit recorded by Mitsui Iron Ore Development and Mitsui Itochu Iron were ¥18.0 billion and ¥9.0 billion, respectively. Furthermore, a decrease in the prices of other mineral and metal resources, such as scrap metal and ferrous alloys, reflecting sluggish market conditions and losses on copper derivative contracts, which we entered into to reduce our exposure to copper price movements at copper mining operations, also contributed to the decrease in gross profit.

Operating income for the three month period ended September 30, 2009 was ¥14.1 billion, a decline of ¥32.4 billion from ¥46.5 billion for the corresponding three month period of the previous year, reflecting the decline in gross profit.

Equity in earnings of associated companies for the three month period ended September 30, 2009 was ¥7.0 billion, a decline of ¥41.0 billion from ¥48.0 billion for the corresponding three month period of the previous year. Major factors in the decline were as follows:

•

Valepar S.A. (Brazil) posted earnings of ¥0.6 billion, a decline of ¥22.9 billion from ¥23.5 billion for the corresponding three month period of the previous year reflecting a reduction in earnings at Vale. This was mainly due to the decline in iron ore prices and shipped volume, a drop in nickel prices, and an increase in interest expense for preferred shares.

•

Earnings at Robe River Mining Company were ¥4.1 billion, a decline of ¥7.6 billion from ¥11.7 billion for the corresponding three month period of the previous year, reflecting the decline in iron ore prices.

•

Sims Metal Management Limited (Australia) recorded a loss of ¥0.9 billion, a decline of ¥4.5 billion from ¥3.6 billion for the corresponding three month period of the previous year mainly due to the decline in scrap metal prices.

•

Compania Minera Dona Ines de Collahuasi SCM (Chile) recorded earnings of ¥3.0 billion, a decline of ¥3.7 billion from ¥6.7 billion for the corresponding three month period of the previous year due to a drop in copper prices.

Net income attributable to Mitsui & Co., Ltd. for the three month period ended September 30, 2009 was ¥12.1 billion, a substantial decline of ¥43.5 billion from ¥55.6 billion for the corresponding three month period of the previous year.

Machinery & Infrastructure Projects Segment

Gross profit for the three month period ended September 30, 2009 was ¥22.1 billion, a decline of ¥11.8 billion from ¥33.9 billion for the corresponding three month period of the previous year.

•

The Motor Vehicles Business Unit reported a significant decline of ¥5.5 billion in gross profit. The main causes of the decline were the abrupt halt of import and sales transactions at automotive-related and construction machinery subsidiaries in the Americas, Europe and Australia, export transactions at Mitsui due to the economic downturn, and the appreciation of the Japanese yen.

•

The Marine & Aerospace Business Unit reported a decline of ¥2.7 billion in gross profit. Demand for bulk freighters rebounded slightly in the three month period ended June 30, 2009 due to a sharp increase in coal and iron ore shipments to China, but it remains far below the pre-crisis levels. Such difficult market conditions compared to the corresponding three month period of the previous year affected the operation and chartering of vessels and the trading of used vessels.

•

The Infrastructure Projects Business Unit reported a decline of ¥3.6 billion in gross profit. In addition to a reduction in operations as a result of lower demand at rolling stock leasing subsidiaries in Europe and the United States, overseas plant business in overall remained subdued.

Operating income for the three month period ended September 30, 2009 was ¥1.1 billion, a decline of ¥7.6 billion from ¥8.7 billion for the corresponding three month period of the previous year. The decline in gross profit was partly offset by a decline in selling, general and administrative expenses recorded in the Motor Vehicles Business Unit and the Infrastructure Projects Business Unit.

Equity in earnings of associated companies for the three month period ended September 30, 2009 was ¥10.1 billion, an increase of ¥14.4 billion from a ¥4.3 billion loss for the corresponding three month period of the previous year.

•

Overseas power producing businesses such as IPM (UK) Power Holdings Limited (Gibraltar), IPM Eagle LLP (United Kingdom) and P.T. Paiton Energy (Indonesia) reported equity in earnings of ¥6.1 billion in total, an increase of ¥14.6 billion from an ¥8.5 billion loss for the corresponding three month period of the previous year. Australian power producing operations recorded a ¥1.9 billion mark-to-market valuation gain on long-term power derivative contracts that were entered into as an economic hedge, while UK power producing operations recorded an ¥8.9 billion mark-to-market valuation loss and also suffered from lower operations for the corresponding three month period of the previous year.

•

The economic downturn caused a decline in overall sales at overseas automotive-related and construction machinery associated companies, but a rebound from a loss of ¥2.1 billion on the write-down of securities of ASAHI TEC CORPORATION (Japan) for the corresponding three month period of the previous year was also recognized.

Net income attributable to Mitsui & Co., Ltd. for the three month period ended September 30, 2009 was ¥6.8 billion, an increase of ¥5.6 billion from ¥1.2 billion for the corresponding three month period of the previous year.

Chemical Segment

Gross profit was ¥15.0 billion, a decline of ¥12.6 billion from ¥27.6 billion for the corresponding three-month period of the previous year. The principal developments in this segment were as follows:

•

In the basic chemicals field, olefins recorded a decline in gross profit due to continued downward pressure on market prices as well as a softened demand globally, while aromatics such as xylene showed relatively stable performance through effective purchase and sales activity by monitoring market conditions. On the other hand, Shark Bay Salt (Australia), a salt manufacturing company, recorded an increase in gross profit due to increase in both prices and sales volume.

•

In the performance chemicals field, P.T. Kaltim Pasifik Amoniak (Indonesia), an ammonia manufacturing and marketing joint venture, recorded a significant decline of ¥5.4 billion in gross profit due to a sharp drop in the market price of ammonia. Prices of fertilizer raw materials such as sulfur, sulfuric acid and ammonium phosphate fell sharply as well, resulting in a substantial decline in earnings. Gross profit from the sale of plastics and functional materials for automotive and electronics industries and plant-made detergent raw materials and surfactants declined in gross profit due to economic turmoil.

Operating income for the three-month period ended September 30, 2009 was ¥1.9 billion, a decline of ¥11.6 billion from ¥13.5 billion for the corresponding three-month period of the previous year, reflecting the decline in gross profit.

Equity in earnings of associated companies for the three-month period ended September 30, 2009 was ¥0.3 billion, a decline of ¥1.8 billion from ¥2.1 billion for the corresponding three-month period of the previous year, mainly due to a decline of ¥1.6 billion in earnings at International Methanol Company (Saudi Arabia), a methanol manufacturing joint venture.

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended September 30, 2009 was ¥0.6 billion, a decline of ¥1.9 billion from ¥2.5 billion for the corresponding three-month period of the previous year. This was mainly due to a ¥3.9 billion write-down of securities; including a ¥2.3 billion impairment loss on shares of Mitsui Chemicals, Inc. recorded in the three-month period ended September 30, 2008.

Energy Segment

After plunging from a record high of US$135 per barrel in August 2008 to US$36 per barrel in February 2009, oil prices recovered to the US$70 per barrel level, reflecting the view that the global demand for oil has begun to pick up by global recovery prospects as well as the gradual return of speculative money to the energy market. Accordingly, Japan Crude Cocktail (JCC) rebounded to US$69.91, US$67.94 (preliminary figure) and US$72.97 (preliminary figure) per barrel in July, August, and September of this year respectively.

The JCC price trend is generally reflected in the net income of our overseas oil and gas producing subsidiaries and associated companies in this segment with a zero to six month time lag. Considering this lag, Mitsui periodically calculates the weighted average JCC price applied to operating results of those oil and gas producing subsidiaries and associated companies for internal reviewing purposes. Such weighted average JCC prices calculated for internal reviewing purposes for the three-month period ended September 30, 2009 and 2008 were US$53 per barrel and US$109 per barrel, respectively.

Gross profit for the three-month period ended September 30, 2009 was ¥34.3 billion, a decline of ¥57.8 billion from ¥92.1 billion for the corresponding three-month period of the previous year due to the following:

•

Mainly due to a decline in oil prices, Mitsui Oil Exploration Co., Ltd. (Japan), Mitsui E&P Australia Pty Ltd (Australia), Mitsui E&P Middle East (Netherlands) and MitEnergy Upstream LLC (United States) reported declines of ¥15.1 billion, ¥10.7 billion, ¥6.5 billion and ¥5.4 billion, respectively.

•

The price for typical Australian premium hard coking coal for the year ending March 31, 2009 is quoted as US$128 per ton FOB, which is approximately 60% lower compared to the price for the year ended March 31, 2008. At the same time, thermal coal prices declined by around 40%.

For the three-month period ended September 30, 2009, gross profit at Mitsui Coal Holdings Pty. Ltd. (Australia) declined by ¥9.9 billion, reflecting lower coal prices. Nonetheless, coal production for the three-month period ended September 30, 2009 increased slightly compared to the corresponding three-month period of the previous year.

Operating income for the three-month period ended September 30, 2009 was ¥20.4 billion, a decline of ¥54.4 billion from ¥74.8 billion for the corresponding three-month period of the previous year.

Equity in earnings of associated companies for the three-month period ended September 30, 2009 was ¥6.8 billion, a decline of ¥3.8 billion from ¥10.6 billion for the corresponding three-month period of the previous year. A decline at Japan Australia LNG (MIMI) PTY. Ltd. (Australia) reflected declines in oil prices despite an increase in production volumes as production was ramped up starting September, 2008 due to completion of an expansion project.

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended September 30, 2009 was ¥15.2 billion, a decline of ¥37.3 billion from ¥52.5 billion for the corresponding three-month period of the previous year. Besides the above-mentioned developments, there were also the following factors:

•	Dividends from LNG projects in Abu Dhabi, Qatar, Oman and Equatorial Guinea were ¥6.3 billion, a decline of ¥4.6 billion from the corresponding three-month period of the previous year.

•	This segment recorded a gain of ¥6.7 billion on the sale of its holdings in Kyushu Oil Co., Ltd for the corresponding three month period of the previous year.

•	Other expenses—net increased by ¥4.6 billion due mainly to an increase in exploration-related expenses at Mitsui Oil Exploration Co., Ltd.

•

Net income attributable to noncontrolling interests decreased by ¥16.1 billion due to the decrease of net income before attribution of noncontrolling interests at many subsidiaries. One of the principal reasons was the decline in gross profit and the increase in exploration expenses at Mitsui Oil Exploration Co., Ltd.

Foods & Retail Segment

Gross profit for the three-month period ended September 30, 2009 was ¥20.3 billion, a decline of ¥2.1 billion from ¥22.4 billion for the corresponding three-month period of the previous year.

The food resources and food materials businesses demonstrated solid performance even under a severe economic climate. In addition, this segment continued to make progress on reducing costs in the food processing & distribution business.

•

In the food resources and materials businesses, juice business reported an increase in gross profit reflecting the price increase; on the other hand, soy bean and wheat transactions reported a decline in gross profit.

•	PRI Foods Co., Ltd. (Japan), a meat packing company, reported a decline in gross profit due to a decline in meat prices.

•	Mitsui Norin Co., Ltd. (Japan) reported an increase in gross profit, reflecting the firm performance of the beverage raw materials business.

•	MITSUI FOODS CO., LTD. (Japan) recorded an increase in gross profit due to improved margins gained through restructuring unprofitable businesses.

Reflecting the decline in gross profit, operating income for the three-month period ended September 30, 2009 was ¥4.8 billion, a decline of ¥1.7 billion from ¥6.5 billion for the corresponding three-month period of the previous year.

Equity in earnings of associated companies for the three-month period ended September 30, 2009 was ¥2.4 billion, an increase of ¥2.0 billion from ¥0.4 billion for the corresponding three-month period of the previous year. VENTURA FOODS, LLC (United States), in which this segment invested via WILSEY FOODS, INC. (United States), reported an increase of ¥2.4 billion reflecting a reduction in the cost of ingredient oils.

Net loss attributable to Mitsui & Co., Ltd. for the three-month period ended September 30, 2009 was ¥11.4 billion, a decline of ¥13.6 billion from net income of ¥2.2 billion for the corresponding three-month period of the previous year. In addition to the above mentioned factors, this segment recorded a ¥15.1 billion impairment loss on Seven & i Holdings Co., Ltd. reflecting a decline in share price (*1) for the three-month period ended September 30, 2009. A valuation allowance was set up against deferred tax assets established for this impairment (*1).

(*1)	Mitsui records an impairment loss on a marketable security if a decline in the share price is other than temporary. Basically a 30% or more decline in fair value of a security leads to the conclusion that the security has an other-than-temporary impairment. Among those determined as security of other-than-temporary impairment, a 50% or less decline in fair value of a security is an undeductible impairment loss based on Japanese tax laws and regulations. Mitsui evaluates the realizability of the deferred tax assets for undeductible impairment losses and set up valuation allowances unless they are considered recoverable with reasonable grounds.

Consumer Service & IT Segment

Gross profit for the three-month period ended September 30, 2009 was ¥14.7 billion, a decline of ¥11.6 billion from ¥26.3 billion for the corresponding three-month period of the previous year. In addition to a decline of ¥8.2 billion in gross profit due to the deconsolidation of T-GAIA Corporation through its merger with MS Communications Co., Ltd., the Japanese domestic consumer-related business overall remained subdued.

For the three-month period ended September 30, 2009, this segment recorded a ¥2.0 billion operating loss, a decline of ¥4.7 billion from operating income of ¥2.7 billion for the corresponding three-month period of the previous year. The deconsolidation of T-Gaia Corporation resulted in a decline of ¥5.6 billion in selling, general and administrative expenses, which partially offset the decline in gross profit.

Equity in losses of associated companies for the three-month period ended September 30, 2009 was ¥4.9 billion, a decline of ¥6.3 billion from ¥1.4 billion in earnings for the corresponding three-month period of the previous year. This segment recorded a ¥7.3 billion impairment loss on Moshi Moshi Hotline, Inc., reflecting the decline in share price for the three-month period ended September 30, 2009 (*1).

Net loss attributable to Mitsui & Co., Ltd. for the three-month period ended September 30, 2009 was ¥5.5 billion, a decline of ¥2.9 billion from a net loss of ¥2.6 billion for the corresponding three-month period of the previous year. In addition to the above mentioned factors, this segment recorded a loss of ¥3.7 billion on write-down of securities (mainly listed securities) for the corresponding three-month period of the previous year.

(*1)	Mitsui also records an impairment loss on a marketable security of an associated company if a decline in the share price is other than temporary. For example, market declines for a period of nine consecutive months or more leads to the conclusion that the security has an other-than-temporary decline even if the decline is less than 30%. This impairment loss was recognized as the fair value decline was observed for more than nine consecutive months.

Logistics & Financial Markets Segment

Gross profit was ¥14.9 billion, a decline of ¥5.0 billion from ¥19.9 billion for the corresponding three-month period of the previous year. As prospects regarding the global economic and financial situation have improved thanks to favorable public policies across many advanced and emerging economies, commodity prices have staged a comeback from lows reached earlier this year. However, although beginning to pick up, world trade remains well below its peaks. Energy derivatives trading also continues to face a tough environment. Gains corresponding to a foreign exchange loss of ¥6.5 billion related to the commodity trading business posted in other expenses-net are included in gross profit.

Operating income for the three-month period ended September 30, 2009 was ¥7.9 billion, a decline of ¥0.4 billion from ¥8.3 billion for the corresponding three-month period of the previous year. The improvements in selling, general and administrative expenses related to a decrease in performance-based bonuses mostly offset the decline in gross profit.

Equity in earnings of associated companies for the three-month period ended September 30, 2009 was ¥1.7 billion, a ¥5.0 billion improvement from a loss of ¥3.3 billion for the corresponding three-month period of the previous year. JA Mitsui Leasing, Ltd. (Japan) reported an increase of ¥2.6 billion in earnings due to a decline in provision for doubtful receivables. The segment recorded equity in loss of ¥2.4 billion due to investment in a partnership, NPF-Harmony (Japan), for the corresponding three-month period of the previous year.

Accordingly, net income attributable to Mitsui & Co., Ltd. for the three-month period ended September 30, 2009 was ¥1.0 billion, a ¥2.7 billion improvement from a loss of ¥1.7 billion for the corresponding three-month period of the previous year. Besides the above-mentioned factors, a foreign exchange loss of ¥6.5 billion related to commodity trading business was posted in other expense-net.

Americas Segment

Gross profit for the three-month period ended September 30, 2009 was ¥19.6 billion, a decline of ¥26.4 billion from ¥46.0 billion for the corresponding three-month period of the previous year.

•

Westport Petroleum, Inc. reported a decline of ¥8.4 billion due to a decline in margins reflecting decreased demand in petroleum products and a rebound from an unrealized gain in inventories carried over from the three month period ended June 30, 2008 and realized in the three month period ended September 30, 2008.

•

As a result of plummeting demand for oil well tubular products due to a sharp decline in the number of oil and gas rigs causing declines in product prices, as well as revaluation losses on inventories, Champions Pipe & Supply, Inc. recorded a decline of ¥7.3 billion in gross profit.

•	Reflecting a severe macroeconomic environment, Steel Technologies Inc. reported a decline of ¥2.8 billion in gross profit due to a decrease in sales volume, especially in the motor vehicle sector.

•	Weak demand for fertilizer products resulted in declines in gross profits at Mitsui Agro Business S.A. (Chile) and Fertilizantes Mitsui S.A. Industria e Comercio (Brazil).

•

Reflecting a decline in prices caused by the global economic slowdown, Novus International, Inc. (United States) recorded a decline in gross profit, though this was partially offset by the maintenance of high margins made possible by lower logistics costs.

Operating income for the three-month period ended September 30, 2009 was ¥4.6 billion, a decline of ¥20.9 billion from an operating income of ¥25.5 billion for the corresponding three-month period of the previous year. Selling, general and administrative expenses, especially personnel expenses and travel expenses, declined at Mitsui & Co. (U.S.A.), Inc. and its subsidiaries.

Equity in earnings of associated companies for the three-month period ended September 30, 2009 was ¥0.2 billion, a ¥1.1 billion decline from ¥1.3 billion for the corresponding three-month period of the previous year.

Net loss attributable to Mitsui & Co., Ltd. for the three-month period ended September 30, 2009 was ¥3.0 billion, a decline of ¥14.8 billion from net income of ¥11.8 billion for the corresponding three-month period of the previous year.

•	In addition to the above factors, interest expenses, net of interest income, decreased at Mitsui & Co. (U.S.A.), Inc. and its subsidiaries resulting from a decline in U.S. dollar interest rates.

•	AFC HoldCo, LLC (United States), automotive retail finance company, recorded an impairment loss of ¥3.1 billion on goodwill resulting from a softening demand in the automotive sales finance business.

Europe, the Middle East and Africa Segment

Gross profit for the three month period ended September 30, 2009 was ¥4.3 billion, a decline of ¥4.6 billion from ¥8.9 billion for the corresponding three month period of the previous year, reflecting sluggish demand in the chemical and steel products businesses.

This segment recorded a ¥1.8 billion operating loss for the three month period ended September 30, 2009, a decline of ¥3.9 billion from ¥2.1 billion profit for the corresponding three month period of the previous year. A decline in gross profit was partly offset by a decline in selling, general and administrative expenses, such as personnel expenses.

Net loss attributable to Mitsui & Co., Ltd. for the three month period ended September 30, 2009 was ¥1.0 billion, a decline of ¥3.6 billion from ¥2.6 billion in net income for the corresponding three month period of the previous year.

Asia Pacific Segment

Gross profit for the three-month period ended September 30, 2009 was ¥6.8 billion, a decline of ¥2.7 billion from ¥9.5 billion for the corresponding three-month period of the previous year, reflecting declines in market prices and sales volume in the chemicals business.

Operating income for the three-month period ended September 30, 2009 was ¥1.1 billion, a decline of ¥0.8 billion from ¥1.9 billion for the corresponding three-month period of the previous year. The decline in gross profit was partly offset by a decline in selling, general and administrative expenses, such as personnel expenses.

Equity in earnings for the three-month period ended September 30, 2009 was ¥1.1 billion, an increase of ¥1.2 billion from ¥0.1 billion loss for the corresponding three-month period of the previous year.

Net income attributable to Mitsui & Co., Ltd. for the three-month period ended September 30, 2009 was ¥6.1 billion, a decline of ¥6.7 billion from ¥12.8 billion for the corresponding three-month period of the previous year. The main cause of the decline in net income was attributable to the segment’s minority interest in Mitsui Iron Ore Development Pty. Ltd. and Mitsui Coal Holdings Pty. Ltd. whose majority interests are held by the Mineral & Metal Resources and the Energy segments, respectively.

4. Financial Condition and Cash Flows

(1) Assets, Liabilities and Shareholders’ Equity (*1)

Total assets as of September 30, 2009 were ¥8,295.0 billion, a decline of ¥69.2 billion from ¥8,364.2 billion as of March 31, 2009.

(*) Figures in brackets in interest-bearing debt are “net interest-bearing debt,” which is interest-bearing debt minus cash and cash equivalents and time deposits.

Current assets as of September 30, 2009 were ¥4,280.8 billion, a decline of ¥138.3 billion from ¥4,419.1 billion as of March 31, 2009.

While cash and cash equivalents increased by ¥237.6 billion, derivative assets declined as commodity derivative trading business at the Financial Market Business Unit remained sluggish. In addition, trade receivables and inventories declined reflecting a subdued recovery in world trade; prices of certain merchandise, especially in the Iron & Steel Products Segment, also declined.

Reflecting the decline in total current assets, total current liabilities as of September 30, 2009 declined by ¥318.9 billion to ¥2,473.6 billion from ¥2,792.5 billion as of March 31, 2009. This decline in total current liabilities is attributable to decreases in derivative liabilities and other current liabilities corresponding to the decline of derivative assets and trade receivables, as well as a reduction in short-term debt at Mitsui and its financial subsidiaries.

As a result, working capital, or current assets less current liabilities, as of September 30, 2009 totaled ¥1,807.2 billion, an increase of ¥180.6 billion from ¥1,626.6 billion as of March 31, 2009.

The sum of “total investments and non-current receivables,” “property and equipment—at cost,” “intangible asset, less accumulated amortization,” “deferred tax assets-non-current,” and “other assets” as of September 30, 2009 totaled ¥4,014.2 billion, an increase of ¥69.1 billion from ¥3,945.1 billion as of March 31, 2009, mainly due to the following factors:

Total investments and non-current receivables as of September 30, 2009 totaled ¥2,935.6 billion, an increase of ¥69.2 billion from ¥2,866.4 billion as of March 31, 2009.

•	Within this category, investments in and advances to associated companies as of September 30, 2009 were ¥1,314.6 billion, an increase of ¥39.1 billion from ¥1,275.5 billion as of March 31, 2009.

•

The major expenditure for the six-month period ended September 30, 2009 was a loan for ¥10.4 billion to an FPSO leasing company for Brazilian deepwater oil exploration, while the major inflow of cash for the same period was the redemption of preferred shares in IPM (UK) Power Holdings for ¥9.0 billion. Factors which do not involve cash flows resulted in a net increase of ¥33.2 billion, reflecting foreign exchange translation adjustment of foreign investments due to the depreciation of the Japanese yen vis-à-vis currencies of virtually all countries as well as net increases in equity earnings of ¥4.4 billion (net of ¥51.5 billion in dividends received from associated companies).

Other investments as of September 30, 2009 were ¥1,006.7 billion, an increase of ¥49.5 billion from ¥957.2 billion as of March 31, 2009, mainly due to:

•

An ¥86.9 billion net increase of unrealized holding gains on available-for-sale securities, such as those of INPEX Holdings Inc., reflecting a recovery of worldwide stock markets, and recognition of impairment loss on holdings in Seven & i Holdings Co., Ltd. (*1)

•	A ¥11.9 billion decline in investment in Sakhalin Energy Investment due to capital redemption.

•	A loss of ¥18.8 billion on write-downs of shares, including a ¥15.1 billion loss at Seven & i Holdings Co., Ltd.(*1) due to reduced consumer spending in the Japanese domestic market.

Property and equipment—at cost as of September 30, 2009 totaled ¥955.0 billion, an increase of ¥8.7 billion from ¥946.3 billion as of March 31, 2009, mainly due to an increase in overseas asset values reflecting the depreciation of the Japanese yen that was partly offset by an increase in accumulated depreciation. Major components were as follows:

•	A ¥30.5 billion increase for iron ore mining expansion projects in Australia (including a foreign exchange translation gain of ¥17.7 billion);

•

A ¥20.4 billion decline for energy related projects (including a foreign exchange translation loss of ¥13.2 billion) such as those of Mitsui Oil Exploration Co., Ltd. (offshore Thailand); oil and gas projects in the Gulf of Mexico; Enfield and Vincent oil fields in Australia; Tui oil field in New Zealand; and oil and gas projects in Oman; and

•	A ¥16.5 billion increase for coal mining expansion projects in Australia (including a foreign exchange translation gain of ¥19.3 billion).

Long-term debt less current maturities as of September 30, 2009 was ¥2,866.4 billion, an increase of ¥25.1 billion from ¥2,841.3 billion as of March 31, 2009, due mainly to an increase of long-term debt at Mitsui.

Total Mitsui & Co., Ltd. shareholders’ equity as of September 30, 2009 was ¥2,076.1 billion, an increase of ¥194.4 billion from ¥1,881.7 billion as of March 31, 2009. Major components of the increase were an increase of ¥72.8 billion in retained earnings, a net increase of ¥50.7 billion in foreign currency translation adjustments due to the difference in the appreciation of the Australian dollar and Brazilian real and the depreciation of the U.S. dollar against the Japanese yen, and a net increase of ¥56.9 billion in unrealized holding gains on available-for-sale securities.

As a result, the ratio of shareholders’ equity to total assets (*2) as of September 30, 2009 was 25.0%, a 2.5 percentage point increase from 22.5 % as of March 31, 2009. Net interest bearing debt, or interest bearing debt less cash and cash equivalents and time deposits as of September 30, 2009 was ¥2,186.5 billion, a decline of ¥328.6 billion from ¥2,515.1 billion as of March 31, 2009. The net debt-to-equity ratio (*3) as of September 30, 2009 was 1.05 times, 0.29 points lower compared to 1.34 times as of March 31, 2009.

(*1)	Upon write-down of shares in Seven & i Holdings Co., Ltd., the related unrealized holding loss of ¥15.0 billion as of March 31, 2009 was reversed, and its reversal is included in the ¥86.9 billion net increase of unrealized holding gains on available-for-sale securities. In consideration of the ¥15.1 billion impairment loss, net decline in investments in Seven & i Holdings Co., Ltd. was ¥0.1 billion.

(*2)	Ratio of shareholders’ equity to total assets

Taking into consideration the comparability with other companies which use Japanese generally-accepted accounting principles, in this flash report we define the ratio of shareholders’ equity to total assets as the ratio of total Mitsui & Co., Ltd. shareholders’ equity to total assets.

(*3)	Net Debt-to-Equity Ratio

We refer to the Net Debt-to-Equity Ratio (“Net DER”) in this flash report. Net DER is comprised of “net interest-bearing debt” divided by Total Mitsui & Co., Ltd. shareholders’ equity.

“Net interest-bearing debt” is defined as interest bearing debt less cash and cash equivalents and time deposits. Our interest-bearing debt primarily consists of long term debt, less current maturities, which are not readily repayable. In order to flexibly meet capital requirements and to prepare for future debt-service requirements in case of unforeseen deteriorations in financial markets, we currently hold a relatively high level of cash and cash equivalents reflecting the current financial market conditions and future capital requirements.

Under this policy, Net DER is a useful internal measure for our management to review the balance between:

•	our capacity to meet debt repayments; and

•	leverage to improve return on equity in our capital structure.

This measure does not recognize the fact that cash and cash equivalents and time deposits may not be completely available for debt repayments, but cash and cash equivalents and time deposits may be required for operational needs including certain contractual obligations or capital expenditures.

	Billions of Yen
	End of Mar. 2009	End of Sep. 2009
Short-term debt	¥454.1	¥312.9
Long-term debt	¥3,214.5	¥3,263.4
Interest bearing debt	¥3,668.6	¥3,576.3
Less cash and cash equivalents and time deposits	¥(1,153.5)	¥(1,389.8)

Net interest bearing debt	¥2,515.1	¥2,186.5
Total Mitsui & Co., Ltd. Shareholders’ equity	¥1,881.7	¥2,076.1

Net DER (times)	1.34	1.05

(2) Cash Flows during the six-month period ended September 30, 2009

Cash Flows from Operating Activities

Net cash provided by operating activities for the six-month period ended September 30, 2009 was ¥328.8 billion, an increase of ¥259.3 billion from ¥69.5 billion for the corresponding six-month period of the previous year. Major components of net cash provided by operating activities were our operating income of ¥75.5 billion; dividend income of ¥69.5 billion, including dividends received from associated companies; and an improvement in working capital, or changes in operating assets and liabilities, of ¥167.0 billion due to declines in commodity markets and sales volumes for the period.

Compared with the corresponding six-month period of the previous year, operating income declined by ¥235.3 billion while cash provided by the improvement in working capital increased by ¥412.7 billion

Cash Flows from Investing Activities

Net cash used in investing activities for the six-month period ended September 30, 2009 was ¥39.7 billion, a decrease of ¥151.8 billion from ¥191.5 billion for the corresponding six-month period of the previous year. The net cash used in investing activities consists of:

•

Net outflows of cash that corresponded to investments in and advances to associated companies (net of sales of investments in and collection of advances to associated companies) were ¥2.1 billion, which included a loan of ¥10.4 billion to an FPSO leasing company for Brazilian deepwater oil exploration. The major cash inflow was redemption of preferred shares in IPM (UK) Power Holdings for ¥9.0 billion.

•

Net inflows of cash that corresponded to other investments (net of sales of other investments) were ¥32.8 billion. Expenditures consisted of miscellaneous small transactions. Proceeds from sales of investments consisted of a redemption of shares in Sakhalin Energy Investment for ¥11.9 billion and a convertible bond from Cedyna Financial Corporation for ¥11.6 billion.

•	Net outflows of cash relating to purchases of property leased to others and property and equipment (net of sales of those assets) was ¥75.0 billion. Major expenditures for equipment included:

–	Iron ore mining projects in Australia for ¥17.4 billion;

–	Enfield and Vincent oil fields in Australia, Tui oil field in New Zealand, oil and gas projects in Oman, and oil and gas projects in the Gulf of Mexico, as well as oil and gas projects by Mitsui Oil Exploration Co., Ltd. for a total of ¥21.2 billion;

–	Coal mining projects in Australia for ¥2.7 billion; and

–	Leased rolling stock for ¥14.9 billion.

Free cash flow, or sum of net cash provided by operating activities and net cash used in investing activities, for the six-month period ended September 30, 2009 was a net inflow of ¥289.1 billion.

Cash Flows from Financing Activities

During the six-month period ended September 30, 2009, net cash used in financing activities was ¥57.8 billion, an increase in net outflows of ¥90.9 billion from net cash provided by financing activities of ¥33.1 billion for the corresponding six-month period of the previous year. The cash inflow from the borrowing of long-term debt, mainly at Mitsui, was ¥90.1 billion and the cash outflow for the repayments of the borrowing of short-term debt was ¥139.7 billion.

In addition to the changes discussed above, there was an increase of ¥6.3 billion due to the effect of foreign exchange translation; as a result, cash and cash equivalents as of September 30, 2009 totaled ¥1,385.4 billion, a ¥237.6 billion increase from ¥1,147.8 billion as of March 31, 2009.

II. Qualitative information regarding the annual business plan for the year ending March 31, 2010

1. Progress toward quantitative targets

(1) Forecast net income for the year ending March 31, 2010

Net income attributable to Mitsui & Co., Ltd. for the six month period ended September 30, 2009 was ¥72.8 billion. See “I. Highlights of Consolidated Financial Results for the Six-Month Period Ended September 30, 2009” for detailed information.

We forecast our net income attributable to Mitsui & Co., Ltd. for the year ending March 31, 2010 to be ¥120 billion, same level of earnings as the original forecast, considering the following variations in projected net income attributable to Mitsui & Co., Ltd.:

•	An increase by Energy due to an increase in oil prices

•	An increase by Machinery & Infrastructure Projects due to a solid performance by the Infrastructure Projects Business Unit, including overseas power producers

•	Declines by Foods & Retail and Consumer Services & IT due to impairment losses on listed securities

•	Declines by Americas reflecting continued challenging economic environments

Major components of our forecasted consolidated income statements for the year ending March 31, 2010 are set forth below.

[Assumption]	Sep-09 Actual	2nd Half of Mar-10 Revised Forecast	Mar-10 Revised Forecast	Mar-10 Original Forecast
Exchange rate (JPY/USD)	94.78	90.00	92.39	95.00
Crude oil (JCC)	$52/bbl	$71/bbl	$62/bbl	$49/bbl

(Billions of yen)

	Mar-10 Revised	Mar-10 Original	Increase	Description of Increase
Total trading transactions	11,500.0	11,500.0	0.0
Gross profit	690.0	665.0	25.0	Increase in oil prices
SG & A expenses	▲540.0	▲560.0	20.0	Decline in personnel and travel expenses
Provision for doubtful receivables	▲10.0	▲10.0	0.0
Operating income	140.0	95.0	45.0
(Other expenses)
Interest expenses	▲30.0	▲35.0	5.0	Lower US Dollar and Japanese Yen interest rates
Dividend income	30.0	30.0	0.0
Gain on sales of securities, PPE and other gains-net	▲40.0	0.0	▲40.0	Impairment losses on listed securities, exploration expenses and foreign exchange losses recorded in the six month period ended September 30, 2009
Income before income taxes and equity in earnings	100.0	90.0	10.0
Income taxes	▲80.0	▲70.0	▲10.0
Income before equity in earnings	20.0	20.0	0.0
Equity in earnings of associated companies(*)	110.0	110.0	0.0	Increase in oil prices and increased mark-to-market evaluation gain on long-term power contracts offset by impairment loss on a listed security recorded in the six month period ended September 30, 2009
Net income before attribution of noncontrolling interests	130.0	130.0	0.0
Net income attributable to noncontrolling interests	▲10.0	▲10.0	0.0
Net income attributable to Mitsui & Co., Ltd.	120.0	120.0	0.0

(*)	From this six-month period ended September 30, 2009, we have changed the notation of Equity in Earnings of Associated Companies in income statement from net of income tax effect to gross of income tax effect and included such income tax effect in Income Taxes. In accordance with this change, Income Taxes and Equity in Earnings of Associated Companies for original forecast have been reclassified.

Assumed foreign exchange rates for the six month period ending March 31, 2010 are ¥90/US$, ¥80/AU$ and ¥50/BRL, while average foreign exchange rates for the six month period ended September 30, 2009 were ¥94.78/US$, ¥76.87/AU$ and ¥48.73/BRL. Also, we assume the price of oil will continue to be US$75/barrel through March 31, 2010, resulting in an average oil price of US$71/barrel applicable to our financial results for the six month period ending March 31, 2010.

Reflecting an increase in energy price, gross profit is expected to be ¥690.0 billion, an increase of ¥25.0 billion from the original forecast. Selling, general & administrative expenses are expected to be ¥540.0 billion, a decline of ¥20.0 billion especially due to declines in personnel expenses and travel expenses. We anticipate a losses of ¥40.0 billion in loss on sales of securities, property and equipment and other gain-net losses reflecting impairment losses on listed securities recorded in the six month period ended September 30, 2009. Equity in earnings of associated companies is expected to be ¥110.0 billion, equivalent to that of the original forecast, taking into consideration an increase of earnings due to an increase in energy prices and an increased mark-to-market valuation gain on long-term power derivative contracts offset by the impairment loss on the listed security recorded in the six month period ended September 30, 2009.

As a result, net income for the year ending March 31, 2010 is expected to be ¥120.0 billion, equivalent to that of the original forecast.

Forecasts on annual operating results by operating segment compared to the original forecast are described below:

•        The projected net income attributable to Mitsui & Co., Ltd. from the Mineral & Metal Resources Segment for the year ending March 31, 2010 is ¥52.0 billion, equivalent to that of the original forecast. Increases in prices of nonferrous metals such as copper and nickel as well as depreciation of the Japanese yen against Brazilian real contributed to the increase. Taking into account uncertainty of iron ore demand in China for the six month period ending March 31, 2010, appreciation of the Japanese yen against the US dollar and the depressed market for scrap metal, a projected net income attributable to Mitsui & Co., Ltd. will be maintained at the same level as originally forecast.

•        The projected net income attributable to Mitsui & Co., Ltd. from the Energy Segment for the year ending March 31, 2010 is ¥61.0 billion, an increase of ¥26.0 billion from the original forecast. We assume an average annual oil price of US$62/barrel applicable to our financial results for the year ending March 31, 2010, which is US$13/barrel higher than the price assumption used for the original forecast. Sales of coal realized for the six month period ended September 30, 2009 with the prior year contract prices also contributed to the increase. We expect our annual equity coal production for the year ending March 31, 2010 to be approximately 8.0 million ton, which remains unchanged from the original forecast.

•        The projected net incomes attributable to Mitsui & Co., Ltd. from the Steel Products and the Chemical segments for the year ending March 31, 2010 is ¥4.0 billion with a slight respective decline of ¥1.0 billion and ¥8.0 billion with no changes from the original forecasts, due to slow recovery of overall economy despite some positive signs of bottoming-out. The projected net income attributable to Mitsui & Co., Ltd. from the Machinery & Infrastructure Projects Segment is ¥28.0 billion, an increase of ¥12.0 billion from the original forecast, reflecting an increased mark-to-market valuation gain on long-term power derivative contracts in the Infrastructure Projects Business Unit.

•        The projected net loss attributable to Mitsui & Co., Ltd. of the Consumer Services & IT Segment for the year ending March 31, 2010 is ¥6.0 billion, a decline of ¥10.0 billion from the original forecast due to poor performance of Japanese domestic consumer businesses and an impairment loss on investment in an associated company recognized in the six month period ended September 30, 2009. The projected net loss attributable to Mitsui & Co., Ltd. from the Logistics & Financial Markets Segment for the year ending March 31, 2010 is ¥2.0 billion, equivalent to the original forecast due to the continuing negative effects of the credit crunch. The projected net loss attributable to Mitsui & Co., Ltd. from the Foods & Retail Segment for the year ending March 31, 2010 is ¥3.0 billion, a decline of ¥15.0 billion from the original forecast, reflecting the impairment loss on a listed company, although the food business is resilient even in the current severe economic environment and food raw material businesses are showing solid performances.

•        The projected net losses attributable to Mitsui & Co., Ltd. for the year ending March 31, 2010 from the Americas and the Europe, the Middle East and Africa segments respectively are ¥10.0 billion and ¥4.0 billion, declines of ¥14.0 billion and ¥1.0 billion from the original forecast, reflecting overall poor performances caused by the continuing weak economy. The projected net income of the Asia Pacific Segment is ¥20.0 billion, an increase of ¥1.0 billion from the original forecast, reflecting increases in this segment’s portion of net income of a subsidiary of the Energy Segment.

The table shows the assumption on the key commodity prices and other parameters for the projected net income attributable to Mitsui & Co., Ltd. for the year ending March 31, 2010. The impact of price movements for each commodity on annual net income attributable to Mitsui & Co., Ltd. is included in the table.

10/3 Original	Impact on Net Income of Year ending 31 March, 2010				10/3 Revised	10/3 1-2Q (Result)	10/3 3-4Q (Est.)
49			Crude Oil/JCC(*1)	¥1.6 bn (US$1/bbl)	62	52	71
(*2)			Iron Ore	¥2.0 bn (US$1/ton)	(*2)	(*2)
128	Commodity	Coal	Premium Hard Coaking Coal	¥0.5 bn (US$1/ton)	128	128
71		(*3)	Thermal Coal		71	71
3,707			Copper(*4)	¥0.4 bn (US$100/ton)	4,723	4,046	5,400
5.7			Nickel(*4)	¥1.4 bn (US$1/lb)	6.2	5.3	7.0
95			USD	¥0.3 bn (¥1/USD)	92	95	90
70	Forex(*5)		AUD	¥1.3 bn (¥1/AUD)	78	77	80
45			BRL	¥0.2 bn (¥1/BRL)	49	49	50

(*1)	Oil price trend is reflected in the net income within 0-6 month time lag. Currently:
- 6 month time lag: about 15%
- 3 month time lag: about 76%
- no time lag : about 9%
(*2)	As all of iron ore price negotiations have not been settled as of November 4, 2009, we refrain from disclosing the iron ore prices used for this forecast.
(*3)	Estimated prices of representative premium hard coking coal and thermal coal as of End/Apr
(*4)	10/3 1-2Q: ‘09 Jan-Jun LME cash average price.
(*5)	Impact of currency fluctuation for net income of overseas subsidiaries and associated companies (denominated in functional currency) against JPY. Impact of currency fluctuation between their functional currencies against contract currency

(2) Investment plan for the year ending March 31, 2010

During the year ending March 31, 2010, we plan expenditure for investments and loans of a total sum of ¥360 billion, which includes investments and loans in the Mineral Resources & Energy area of ¥120 billion mainly for projects under development or for expansion, in the Global Marketing Networks area of ¥70 to 100 billion, in the Consumer Services area of ¥10 to 20 billion and the Infrastructure area of ¥140 billion. We also plan asset recycling for total sum of approximately ¥120 billion.

We expect a break-even or marginally positive free cash flow for the year ending March 31, 2010 led by operating activities with positive cash inflow while cash flows from investing activities will still continue to be negative.

Cash outflow for the six month period ended September 30, 2009 for the investments and loans and cash inflow from the divestitures respectively were ¥120 billion and ¥90 billion. The execution of new investments and loans as well as the divestitures of investments and fixed assets are in line with original forecasts because investments and loans tended to be in the six month period ending March 31, 2010 in the recovery process from the unprecedented economic crisis which took place in the latter half of the previous fiscal year; and most of the redemption of shares were scheduled in the six month period ended September 30, 2009.

•

In the Mineral Resources & Energy area, the focus is constantly on large-scale projects already under development as well as expansion of existing projects. The assumption is that demand for commodities is expected to expand mid- to long-term, especially in the emerging countries despite the recent decrease in demand due to the current economic slowdown. In concrete terms, we invested approximately ¥20 billion in the mineral and metal resources area including iron ore expansion projects in Australia for ¥17.4 billion. Also, investments of approximately ¥30 billion were made in the energy area, including the Enfield and Vincent oil fields in Australia, Tui oil field in New Zealand, oil and gas projects in Oman, and oil and gas projects in the Gulf of Mexico, as well as oil and gas projects by Mitsui Oil Exploration Co., Ltd. for a total of ¥21.2 billion. As return on investments, we received a redemption of ¥11.9 billion from Sakhalin II, which had obtained proceeds from project finance.

•

In the Global Marketing Networks area, by incorporating businesses such as iron & steel products, machinery and chemicals, we took further steps to strengthen initiatives in strategic industries like the energy and automotive areas. We invested approximately ¥40.0 billion, including a loan for ¥10.4 billion to an FPSO leasing company for deepwater oil exploration in Brazil and an increase in loans to the motorcycle consumers at retail finance company in Indonesia.

•

In the Consumer Services area, we acquired shares newly issued by Nippon Formula Feed Manufacturing Co., Ltd. to strengthen our base in a value chain of livestock and marine products businesses. Including this acquisition, we invested approximately ¥10.0 billion in the area while we received redemption for convertible bonds from Cedyna Financial Corporation for ¥11.6 billion.

•

In the Infrastructure area, we invested approximately ¥2.0 billion, including acquisition of rolling stock for ¥14.9 billion to be leased mainly in Europe, while we received redemption of investments in IPM (UK) Power Holdings Limited for ¥9.0 billion.

We continue to work on initiatives, such as reducing working capital, accelerating divestitures of non-core assets, and intensifying financial discipline and executing investments, to achieve a positive free cash flow through March 31, 2010. However, we view the current difficult environment as an opportunity, even though there are risks. We will cautiously manage our capital spending, will not abandon our strong history of investing and will make sure that we capture opportunities whether in resources or in non resources.

2. Dividend policy

In order to maximize shareholder value, we have sought to maintain an optimal balance between (1) achieving sustainable growth through strategic investments in areas of our core strength and growth, and (2) paying out cash dividends as direct compensation to shareholders with a target dividend payout ratio of 20% of consolidated net income attributable to Mitsui & Co., Ltd.

For the year ending March 31, 2010, we currently plan to maintain the target dividend payout ratio of 20% of consolidated net income attributable to Mitsui & Co., Ltd. for the following reasons:

•

We believe that it would be to the benefit of shareholders in the mid- to long-term if we strive to further strengthen our balance sheet because there still remains a high level of uncertainty surrounding financial markets as well as the global economy although bright spots have been seen in some regions and in certain products; and

•

We also believe, certainly, with the utmost financial discipline, it would be necessary for us to continue seeking new investment opportunities that may provide us a foundation for our future because we consider the economic slowdown, in turn, to present various good investment opportunities while keeping in mind that achieving a positive free cash flow is a critical policy of our cash flow management.

For the six-month period ended September 30, 2009, we will pay an interim dividend of ¥7, ¥18 per share lower than for the corresponding six-month period of the previous year. For the year ending March 31, 2010, we intend to make a dividend proposal based on the dividend policy outlined above upon reviewing the operating results. We currently envisage an annual dividend of ¥14 (including the interim dividend), ¥11 per share lower than for the year ended March 31, 2009, on the assumption that our annual consolidated net income attributable to Mitsui & Co., Ltd. will be ¥120 billion and the dividend payout ratio will be 20% of consolidated net income attributable to Mitsui & Co., Ltd.

We will continue to review the dividend policy taking into consideration the business environment, future trends in investment activities, free cash flow, interest bearing debt and return on equity.

3. Other

[Changes in Accounting Principles, Procedures and Presentation Methods in Preparing the Consolidated Financial Statements]

•	The adoption of ASC105

Effective July 1, 2009, the companies adopted ASC105 “Generally Accepted Accounting Principles”, which was formerly Statement of Financial Accounting Standards No. 168, “The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”.

ASC105 modified the general accounting standards hierarchy to classify only two levels of GAAP; authoritative and non-authoritative. In addition, ASC105 reorganized existing U.S. accounting and reporting standards, such as the Accounting Research Bulletins (“ARB”), the Opinions of the Accounting Principles Board (“APB”), the Statements of Financial Accounting Standards Board (“SFAS”) and their interpretations (“FIN”), into a single source of accounting principles arranged by topic.

•	The adoption of ASC810-10-65

Effective April 1, 2009, the companies adopted ASC810-10-65 “Transition Related to FASB Statement No.160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No.51”, which was formerly SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No.51.”

Upon the adoption of ASC810-10-65, noncontrolling interests, which were previously referred to as minority interests and classified between liabilities and shareholders’ equity on the consolidated balance sheets, are included as a separate component of total equity.

In addition, the items on the statements of consolidated income and the statements of consolidated cash flows are adjusted.

Adjustments on the consolidated balance sheets, the statements of consolidated income and the statements of consolidated cash flows have been made to the prior year amounts to conform to the current year presentation.

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(Millions of Yen)

Assets

	September 30, 2009	March 31, 2009
Current Assets:
Cash and cash equivalents	¥1,385,371	¥1,147,809
Time deposits	4,422	5,645
Marketable securities	5,626	18,097
Trade receivables:
Notes and loans, less unearned interest	265,145	298,677
Accounts	1,370,920	1,412,022
Associated companies	157,192	169,115
Allowance for doubtful receivables	(18,439)	(18,165)
Inventories	529,367	592,530
Advance payments to suppliers	98,531	98,772
Deferred tax assets–current	42,651	29,969
Derivative assets	191,963	329,897
Other current assets	248,002	334,769

Total current assets	4,280,751	4,419,137

Investments and Non-current Receivables:
Investments in and advances to associated companies	1,314,602	1,275,490
Other investments	1,006,735	957,219
Non-current receivables, less unearned interest	462,276	486,412
Allowance for doubtful receivables	(54,579)	(51,883)
Property leased to others–at cost, less accumulated depreciation	206,609	199,204

Total investments and non-current receivables	2,935,643	2,866,442

Property and Equipment—at Cost:
Land, land improvements and timberlands	162,230	165,249
Buildings, including leasehold improvements	366,752	344,392
Equipment and fixtures	901,143	867,323
Mineral rights	154,223	154,246
Vessels	32,754	35,754
Projects in progress	160,042	153,923

Total	1,777,144	1,720,887
Accumulated depreciation	(822,121)	(774,597)

Net property and equipment	955,023	946,290

Intangible Assets, less Accumulated Amortization	92,000	96,505
Deferred Tax Assets—Non-current	17,678	21,011
Other Assets	13,879	14,858

Total	¥8,294,974	¥8,364,243

(Millions of Yen)

Liabilities and Shareholders’ Equity

	September 30, 2009	March 31, 2009
Current Liabilities:
Short-term debt	¥312,886	¥454,059
Current maturities of long-term debt	397,061	373,197
Trade payables:
Notes and acceptances	37,660	51,048
Accounts	1,259,047	1,292,520
Associated companies	34,026	39,243
Accrued expenses:
Income taxes	36,830	46,576
Interest	18,078	20,504
Other	64,442	89,704
Advances from customers	127,873	132,116
Derivative liabilities	94,496	180,533
Other current liabilities	91,163	112,990

Total current liabilities	2,473,562	2,792,490

Long-term Debt, less Current Maturities	2,866,363	2,841,301

Accrued Pension Costs and Liability for Severance Indemnities	33,362	33,814

Deferred Tax Liabilities—Non-current	299,780	256,085

Other Long-Term Liabilities	316,555	329,107

Equity:
Common stock	341,482	339,627
Capital surplus	434,825	434,188
Retained earnings:
Appropriated for legal reserve	53,651	48,806
Unappropriated	1,554,189	1,486,201
Accumulated other comprehensive income (loss):
Unrealized holding gains and losses on available-for-sale securities	101,193	44,263
Foreign currency translation adjustments	(333,920)	(384,618)
Defined benefit pension plans	(64,798)	(68,683)
Net unrealized gains and losses on derivatives	(4,177)	(12,459)

Total accumulated other comprehensive loss	(301,702)	(421,497)

Treasury stock, at cost	(6,306)	(5,662)

Total Mitsui & Co., Ltd. shareholders’ equity	2,076,139	1,881,663

Noncontrolling interests	229,213	229,783

Total equity	2,305,352	2,111,446

Total	¥8,294,974	¥8,364,243

Notes:

1.	The Consolidated Balance Sheets above are not reviewed by the auditors.
2.	The Consolidated Balance Sheet as of March 31, 2009 above has been adjusted due to the adoption of ASC 810-10-65.

(2) Statements of Consolidated Income

(Millions of Yen)

	Six-month period ended September 30, 2008	Six-month period ended September 30, 2009
Revenues :
Sales of products	¥2,944,856	¥1,746,236
Sales of services	284,094	184,482
Other sales	103,675	76,249

Total revenues	3,332,625	2,006,967
[Total Trading Transactions :
Six-month period ended September 30, 2008, ¥ 8,973,117 million
Six-month period ended September 30, 2009, ¥ 5,355,872 million]
Cost of Revenues :
Cost of products sold	(2,572,265)	(1,565,420)
Cost of services sold	(85,945)	(64,056)
Cost of other sales	(45,728)	(32,866)

Total cost of revenues	(2,703,938)	(1,662,342)

Gross Profit	628,687	344,625

Other Expenses (Income) :
Selling, general and administrative	312,101	264,627
Provision for doubtful receivables	5,786	4,472
Interest expense, net of interest income	18,370	9,454
Dividend income	(38,906)	(17,956)
Gain on sales of securities - net	(18,467)	(3,766)
Loss on write-down of securities	24,746	18,751
Gain on disposal or sales of property and equipment - net	(5,160)	(755)
Impairment loss of long-lived assets	1,133	1,430
Impairment loss of goodwill	—	3,108
Other expense - net	18,896	9,480

Total other expenses	318,499	288,845

Income before Income Taxes and Equity in Earnings	310,188	55,780

Income Taxes	158,582	34,405

Income before Equity in Earnings	151,606	21,375
Equity in Earnings of Associated Companies - Net	119,657	56,014

Net Income before attribution of Noncontrolling Interests	271,263	77,389
Net Income attributable to Noncontrolling Interests	(30,715)	(4,554)

Net Income attributable to Mitsui & Co., Ltd.	¥240,548	¥72,835

Comprehensive Income :
Net Income before attribution of Noncontrolling Interests	¥271,263	¥77,389

Other comprehensive income (loss) (after income tax effect):
Unrealized holding gains and losses on available-for-sale securities	(64,092)	61,376
Foreign currency translation adjustments	(84,975)	48,902
Defined benefit pension plans	1,436	3,879
Net unrealized gains and losses on derivatives	(20,438)	8,211

Comprehensive Income before attribution of Noncontrolling Interests	103,194	199,757
Comprehensive Income attributable to Noncontrolling Interests	(16,089)	(7,127)

Comprehensive Income attributable to Mitsui & Co., Ltd.	¥87,105	¥192,630

Notes:

1.	The Statements of Consolidated Income above are not reviewed by the auditors.
2.	The Statements of Consolidated Income above have been adjusted due to the adoption of ASC 810-10-65.
3.	“Net Income attributable to Noncontrolling Interests” and “Comprehensive Income attributable to Noncontrolling Interests” show the amounts deducted to calculate “Net Income attributable to Mitsui & Co., Ltd.” and “Comprehensive Income attributable to Mitsui & Co., Ltd.”, respectively.
4.	Tax effects on investments in associated companies which were formerly included in “Equity in Earnings of Associated Companies—Net (After Income Tax Effect)” are included in “Income Taxes” for the six-month period ended September 30, 2009. At the same time, “Equity in Earnings of Associated Companies—Net (After Income Tax Effect)” are changed to “Equity in Earnings of Associated Companies—Net.” Amounts for six-month period ended September 30, 2008 have been reclassified to conform to the current period presentation.

(Millions of Yen)

	Three-month period ended September 30, 2008	Three-month period ended September 30, 2009
Revenues :
Sales of products	¥1,597,935	¥890,231
Sales of services	145,819	93,754
Other sales	63,000	42,782

Total revenues	1,806,754	1,026,767
[Total Trading Transactions :
Three-month period ended September 30, 2008, ¥ 4,685,220 million
Three-month period ended September 30, 2009, ¥ 2,729,537 million]
Cost of Revenues :
Cost of products sold	(1,383,396)	(798,890)
Cost of services sold	(43,376)	(33,398)
Cost of other sales	(26,275)	(16,569)

Total cost of revenues	(1,453,047)	(848,857)

Gross Profit	353,707	177,910

Other Expenses (Income) :
Selling, general and administrative	161,383	131,845
Provision for doubtful receivables	4,789	3,660
Interest expense, net of interest income	9,373	2,961
Dividend income	(14,290)	(7,717)
Gain on sales of securities - net	(12,055)	(1,546)
Loss on write-down of securities	14,118	15,963
Gain on disposal or sales of property and equipment - net	(2,932)	(494)
Impairment loss of long-lived assets	660	999
Impairment loss of goodwill	—	3,108
Other expense - net	7,732	10,094

Total other expenses	168,778	158,873

Income before Income Taxes and Equity in Earnings	184,929	19,037

Income Taxes	87,986	30,686

Income (loss) before Equity in Earnings	96,943	(11,649)
Equity in Earnings of Associated Companies - Net	57,590	25,192

Net Income before attribution of Noncontrolling Interests	154,533	13,543
Net (Income) Loss attributable to Noncontrolling Interests	(17,069)	1,970

Net Income attributable to Mitsui & Co., Ltd.	¥137,464	¥15,513

Comprehensive Loss :
Net Income before attribution of Noncontrolling Interests	¥154,533	¥13,543

Other comprehensive income (loss) (after income tax effect):
Unrealized holding gains and losses on available-for-sale securities	(113,225)	3,422
Foreign currency translation adjustments	(193,405)	(37,085)
Defined benefit pension plans	876	2,289
Net unrealized gains and losses on derivatives	(25,042)	1,150

Comprehensive Loss before attribution of Noncontrolling Interests	(176,263)	(16,681)
Comprehensive Loss attributable to Noncontrolling Interests	13,982	5,315

Comprehensive Loss attributable to Mitsui & Co., Ltd.	¥(162,281)	¥(11,366)

Notes:

1.	The Statements of Consolidated Income above are not reviewed by the auditors.
2.	The Statements of Consolidated Income above have been adjusted due to the adoption of ASC 810-10-65.
3.	“Net (Income) Loss attributable to Noncontrolling Interests” and “Comprehensive Loss attributable to Noncontrolling Interests” show the amounts deducted to calculate “Net Income attributable to Mitsui & Co., Ltd.” and “Comprehensive Loss attributable to Mitsui & Co., Ltd.”, respectively.
4.	Tax effects on investments in associated companies which were formerly included in “Equity in Earnings of Associated Companies—Net (After Income Tax Effect)” are included in “Income Taxes” for the three-month period ended September 30, 2009. At the same time, “Equity in Earnings of Associated Companies—Net (After Income Tax Effect)” are changed to “Equity in Earnings of Associated Companies—Net.” Amounts for three-month period ended September 30, 2008 have been reclassified to conform to the current period presentation.

(3) Statements of Consolidated Cash Flows

(Millions of Yen)

	Six-month period ended September 30, 2008	Six-month period ended September 30, 2009
Operating Activities:
Net Income before attribution of Noncontrolling Interests	¥271,263	¥77,389
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	70,594	70,808
Pension and severance costs, less payments	3,331	6,149
Provision for doubtful receivables	5,786	4,472
Gain on sales of securities – net	(18,467)	(3,766)
Loss on write-down of securities	24,746	18,751
Gain on disposal or sales of property and equipment – net	(5,160)	(755)
Impairment loss of long-lived assets	1,133	1,430
Impairment loss of goodwill	—	3,108
Deferred income taxes	20,298	(11,350)
Equity in earnings of associated companies, less dividends received	(58,320)	(4,441)
Changes in operating assets and liabilities:
(Increase) decrease in trade receivables	(4,761)	107,302
(Increase) decrease in inventories	(90,483)	53,033
Decrease in trade payables	(15,358)	(62,883)
Other – net	(135,119)	69,542

Net cash provided by operating activities	69,483	328,789

Investing Activities:
Net decrease in time deposits	2,660	1,217
Net increase in investments in and advances to associated companies	(95,329)	(2,111)
Net decrease in other investments	14,637	32,780
Net (increase) decrease in long-term loan receivables	(4,456)	3,436
Net increase in property leased to others and property and equipment	(109,045)	(75,035)

Net cash used in investing activities	(191,533)	(39,713)

Financing Activities:
Net increase (decrease) in short-term debt	92,571	(139,653)
Net (decrease) increase in long-term debt	(9,147)	90,086
Purchases of treasury stock – net	(880)	(16)
Payments of cash dividends and others	(49,395)	(8,189)

Net cash provided by (used in) financing activities	33,149	(57,772)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(5,165)	6,258

Net (decrease) increase in Cash and Cash Equivalents	(94,066)	237,562
Cash and Cash Equivalents at Beginning of Period	899,264	1,147,809

Cash and Cash Equivalents at End of Period	¥805,198	¥1,385,371

Notes:

1.	The Statements of Consolidated Cash Flows above are not reviewed by the auditors.
2.	The Statements of Consolidated Cash Flows above have been adjusted due to the adoption of ASC 810-10-65.
3.	Tax effects on investments in associated companies are classified as “Deferred income taxes” for the six-month period ended September 30, 2009, which were formerly included in “Equity in earnings of associated companies, less dividends received.” The figures for the six-month period ended September 30, 2008 have been reclassified to conform to the current period presentation.

(4) Assumption for going concern : N/A

(5) Operating Segment Information

Six-month period ended September 30, 2008 (from April 1, 2008 to September 30, 2008)

(Millions of Yen)

	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	846,356	818,746	1,070,013	1,380,433	1,648,071	1,040,358	479,885	107,605
Gross Profit	34,324	91,769	62,138	55,070	167,126	42,056	46,139	34,234
Operating Income (Loss)	16,553	84,254	14,700	26,951	138,465	10,505	(2,446)	14,198
Equity in Earnings of Associated Companies	3,701	77,886	10,476	6,028	20,722	1,578	2,320	(6,073)
Net Income (Loss) attributable to Mitsui & Co., Ltd.	9,285	91,962	17,131	3,971	83,103	5,357	(4,691)	1,214

Total Assets at September 30, 2008	686,868	1,001,520	1,535,186	845,918	1,782,007	702,599	697,407	623,750

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	1,000,735	258,875	320,059	8,971,136	1,748	233	8,973,117
Gross Profit	65,199	12,851	17,204	628,110	2,807	(2,230)	628,687
Operating Income (Loss)	26,657	(229)	3,387	332,995	(95)	(22,100)	310,800
Equity in Earnings of Associated Companies	3,155	(286)	168	119,675	38	(56)	119,657
Net Income (Loss) attributable to Mitsui & Co., Ltd.	13,927	2,944	24,388	248,591	3,571	(11,614)	240,548

Total Assets at September 30, 2008	726,863	278,820	273,937	9,154,875	2,918,584	(2,355,659)	9,717,800

Six-month period ended September 30, 2009 (from April 1, 2009 to September 30, 2009)

(Millions of Yen)

	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	465,357	332,913	665,027	806,762	959,129	909,801	210,937	74,737
Gross Profit	16,855	32,243	44,093	33,746	68,774	42,460	26,457	24,739
Operating Income (Loss)	(561)	24,475	4,883	8,454	41,636	11,627	(6,434)	10,652
Equity in Earnings of Associated Companies	1,732	14,458	18,407	84	14,884	4,869	(3,911)	2,659
Net Income (Loss) attributable to Mitsui & Co., Ltd.	1,542	31,798	19,813	5,189	30,984	(6,496)	(5,420)	1,073

Total Assets at September 30, 2009	432,845	820,607	1,336,337	552,667	1,473,932	609,792	534,433	401,798

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	516,825	213,538	199,608	5,354,634	1,241	(3)	5,355,872
Gross Profit	33,286	7,729	13,494	343,876	351	398	344,625
Operating Income (Loss)	2,948	(3,163)	1,953	96,470	(2,432)	(18,512)	75,526
Equity in Earnings of Associated Companies	84	625	1,980	55,871	0	143	56,014
Net Income (Loss) attributable to Mitsui & Co., Ltd.	(5,588)	(1,038)	13,494	85,351	1,144	(13,660)	72,835

Total Assets at September 30, 2009	491,653	156,884	264,453	7,075,401	2,838,098	(1,618,525)	8,294,974

Notes:

1.	Operating segment information above is not reviewed by the auditors.
2.	“All Other” includes business activities which primarily provide services, such as financing services and operations services to external customers and/or to the companies and associated companies. Total assets of “All Other” at September 30, 2008 and 2009 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.
3.	Net loss attributable to Mitsui & Co., Ltd. of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.
4.	Transfers between operating segments are made at cost plus a markup.
5.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables as presented in the Statements of Consolidated Income.
6.	Tax effects on investments in associated companies which were formerly included in “Equity in Earnings of Associated Companies” are excluded from the item for the six-month period ended September 30, 2009. Amounts for the six-month period ended September 30, 2008 have been reclassified to conform to the current period presentation.
7.	Effective for the six-month period ended September 30, 2009, Mitsui & Co. Financial Services (Australia) which was formerly operating under “Asia Pacific” segment, was transferred to “All Other” with the aim to optimize the in-house banking operation. In accordance with this change, “All Other” in operating segment information for the six-month period ended September 30, 2009 includes the information of Mitsui & Co. Financial Services (Australia). Also the operating segment information for the six-month period ended September 30, 2008 has been restated to conform to the current six-month period presentation.

Three-month period ended September 30, 2008 (from July 1, 2008 to September 30, 2008)

(Millions of Yen)

	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	456,634	416,254	534,783	697,828	906,405	520,272	255,259	59,338
Gross Profit	16,658	50,772	33,943	27,587	92,099	22,388	26,344	19,930
Operating Income (Loss)	7,598	46,515	8,740	13,475	74,848	6,500	2,715	8,259
Equity in Earnings of Associated Companies	2,415	47,950	(4,320)	2,138	10,576	391	1,375	(3,319)
Net Income (Loss) attributable to Mitsui & Co., Ltd.	3,492	55,590	1,238	2,498	52,531	2,186	(2,568)	(1,683)

Total Assets at September 30, 2008	686,868	1,001,520	1,535,186	845,918	1,782,007	702,599	697,407	623,750

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	542,294	136,715	158,468	4,684,250	732	238	4,685,220
Gross Profit	45,971	8,876	9,456	354,024	1,302	(1,619)	353,707
Operating Income (Loss)	25,487	2,132	1,855	198,124	(177)	(10,412)	187,535
Equity in Earnings of Associated Companies	1,271	(802)	(85)	57,590	24	(24)	57,590
Net Income (Loss) attributable to Mitsui & Co., Ltd.	11,841	2,565	12,808	140,498	1,799	(4,833)	137,464

Total Assets at September 30, 2008	726,863	278,820	273,937	9,154,875	2,918,584	(2,355,659)	9,717,800

Three-month period ended September 30, 2009 (from July 1, 2009 to September 30, 2009)

(Millions of Yen)

	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total Trading Transactions	240,364	175,830	338,888	412,214	504,788	456,537	114,687	43,631
Gross Profit	8,083	18,066	22,123	14,952	34,254	20,312	14,657	14,860
Operating Income (Loss)	(1,313)	14,088	1,087	1,934	20,429	4,753	(2,024)	7,888
Equity in Earnings of Associated Companies	359	7,007	10,096	340	6,830	2,422	(4,882)	1,671
Net Income (Loss) attributable to Mitsui & Co., Ltd.	127	12,125	6,769	610	15,154	(11,408)	(5,499)	1,038

Total Assets at September 30, 2009	432,845	820,607	1,336,337	552,667	1,473,932	609,792	534,433	401,798

	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total Trading Transactions	248,394	114,249	79,293	2,728,875	667	(5)	2,729,537
Gross Profit	19,642	4,270	6,771	177,990	(235)	155	177,910
Operating Income (Loss)	4,566	(1,818)	1,065	50,655	(1,383)	(6,867)	42,405
Equity in Earnings of Associated Companies	160	148	1,070	25,221	0	(29)	25,192
Net Income (Loss) attributable to Mitsui & Co., Ltd.	(3,013)	(1,001)	6,062	20,964	1,387	(6,838)	15,513

Total Assets at September 30, 2009	491,653	156,884	264,453	7,075,401	2,838,098	(1,618,525)	8,294,974

Notes:

1.	Operating segment information above is not reviewed by the auditors.
2.	“All Other” includes business activities which primarily provide services, such as financing services and operations services to external customers and/or to the companies and associated companies. Total assets of “All Other” at September 30, 2008 and 2009 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.
3.	Net loss attributable to Mitsui & Co., Ltd. of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.
4.	Transfers between operating segments are made at cost plus a markup.
5.	Operating Income (Loss) reflects the companies’ a) Gross Profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables as presented in the Statements of Consolidated Income.
6.	Tax effects on investments in associated companies which were formerly included in “Equity in Earnings of Associated Companies” are excluded from the item for the three-month period ended September 30, 2009. Amounts for the three-month period ended September 30, 2008 have been reclassified to conform to the current period presentation.
7.	Effective for the three-month period ended September 30, 2009, Mitsui & Co. Financial Services (Australia) which was formerly operating under “Asia Pacific” segment was transferred to “All Other” with the aim to optimize the in-house banking operation. In accordance with this change, the operating segment information for the three-month period ended September 30, 2008 has been restated to conform to the current three-month period presentation.

(6) Significant changes in shareholders’ equity : None